
15005961

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

Amendment No. 2

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Secure Authenticated Systems, Inc.

Commission File Number: 0001615918

Nevada

UNITED STATES:
Secure Authenticated Systems, Inc.
3655 West Tropicana Avenue
Las Vegas, Nevada 89103
Phone: (702) 349-6621

8099– Health and Allied Services, Not Elsewhere Classified	**01-0912745**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Gerald D. Van Eeckhout Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Chairman of the Board of Directors
Mr. James M. Garlie Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	President & CEO, Board of Directors Member
Mr. Ronald J. Bach Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Board of Directors Member
Mr. Steven B. Roth Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Board of Directors Member
Mr. Robert L. Halverson Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Board of Directors Member
Mr. Vinod P. Mistry Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Director of SAS UK, Ltd.

(c) General Partners of the Issuer N/A

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(d) (e) Recorded and Beneficial owners of Directors and Officers, and Shareholders who own five percent (5%) or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Secure Authenticated Systems, Inc. affiliates, and Shareholders who own five percent (5%) or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	,Percentage of Total Voting of Record Owned
Mr. Gerald D. Van Eeckhout (1) (9)	Preferred Common	0% 11%
Mr. James M. Garlie (2) (9)	Preferred Common	0% 11%
Mr. Ronald J. Bach (3) (9)	Preferred Common	0% 10%
Mr. Steven B. Roth (4) (9)	Preferred Common	0% 4%
Mr. Robert L. Halverson (5) (9)	Preferred Common	0% 18%
Mr. Vinod P. Mistry (6) (9)	Preferred Common	0% 4%
Mr. Edward G. Monty (7) (9)	Preferred Common	0% 10%
Seifert Family Trust (7) (9)	Preferred Common	0% 7%

(1) Mr. Gerald D. Van Eeckhout is the Chairman of the Board of Directors of Secure Authenticated Systems, Inc.
(2) Mr. James M. Garlie is the President, Chief Executive Officer and Board of Directors Member of Secure Authenticated Systems, Inc.
(3) Mr. Ronald J. Bach is a Board of Directors Member of Secure Authenticated Systems, Inc.
(4) Mr. Steven B. Roth is a Board of Directors Member of Secure Authenticated Systems, Inc.
(5) Mr. Robert L. Halverson is a Board of Directors Member of Secure Authenticated Systems, Inc.
(6) Mr. Vinod P. Mistry is the Director of SAS UK, Ltd.
(7) Mr. Edward G. Monty is a Shareholder of Secure Authenticated Systems, Inc.
(8) Seifert Family Trust is a Shareholder of Secure Authenticated Systems, Inc.
(9) Address: Secure Authenticated Systems, Inc. 3655 West Tropicana Ave., Suite 3044, Las Vegas, Nevada 89103

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(f) Promoters of the issuer

Company:
Secure Authenticated Systems, Inc.
3655 West Tropicana Avenue
Suite 3044
Las Vegas, Nevada 89103
Phone: (702) 349-6621
http://www.SASIsystems.com
Email: JimGarlie@SASISystems.com

Broker-Dealer:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Unit 210
Marina Del Rey, California 90292
Phone: (213) 407-4386
http://www.ASMGCorp.com
Email: Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Underwriter:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (310) 597-4594
Email: Legal@ASMGCorp.com
Website: http://www.ASMGCorp.com

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing it's products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall be offered by:

Broker Dealer:
Alternative Securities Market, LLC
A Wholly Owned Subsidiary of Alternative Securities Markets Group Corporation
California Registered Broker-Dealer

Broker-Dealer Corporate:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292

Website: http://www.ASMGCorp.com
Mr. Steven Joseph Muehler, Chief Executive Officer
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Market, Inc., a Wholly Owned subsidiary of Alternative Securities Markets Group Corporation. The Alternative Securities Market, LLC is the exclusive Broker-Dealer for all Issuers on the Alternative Securities Market. The Alternative Securities Market can be accessed at: http://www.ASMGCorp.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Secure Authenticated Systems, Inc**. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

Upon qualification of this Registration Statement, the Company will issue 400,000 (FOUR HUNDRED THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended.

Name and Address of Record Owner	**Prior to Offering:**	**After Offering:**
Mr. Gerald D. Van Eeckhout Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,500,000 (11%) Preferred Stock: No Shares	Common Stock: 1,500,000 (8%) Preferred Stock: No Shares
Mr. James M. Garlie Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,512,500 (11%) Preferred Stock: No Shares	Common Stock: 1,512,500 (8%) Preferred Stock: No Shares
Mr. Ronald J. Bach Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Mr. Steven B. Roth Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares

Mr. Robert L. Halverson Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 2,530,000 (18%) Preferred Stock: No Shares	Common Stock: 2,530,000 (13%) Preferred Stock: No Shares
Mr. Vinod P. Mistry Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares
Mr. Edward G. Monty Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Seifert Family Trust Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,010,000 (7%) Preferred Stock: No Shares	Common Stock: 1,010,000 (5%) Preferred Stock: No Shares
(*) Alternative Securities Markets Group Corporation 9107 Wilshire Blvd, Suite 450 Beverly Hills, CA 90210	Common Stock: 400,000 (3%) Preferred Stock: No Shares	Common Stock: 400,000 (2%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 400,000 (FOUR HUNDRED THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation.

Item 6. Other Present or Proposed Offerings.

The issuer is presently offering these Shares to non-U.S. Citizens through a Regulation S Offering. Currently no Regulation S Shares have been Offered or Sold. The Company will only proceed with the Regulation S Offering upon qualification of this Offering.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There is a Broker-Dealer marketing arrangement with respects to this offering, with the Alternative Securities Market, LLC, and its details are part of the Exhibits of this Registration Statement.

There are no other marketing arrangements with respects to this offering.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors, and my Licensed Members of Alternative Securities Market, LLC.

There are no plans to stabilize the market for the securities to be offered.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

Secure Authenticated Systems, Inc.

Corporate:

Secure Authenticated Systems, Inc.

3655 West Tropicana Avenue, Suite 3044

Las Vegas, Nevada 89103

http://www.SASIsystems.com/

Phone: (702) 349-6621

Best Efforts Offering of 5,000,000 Shares of Common Stock

Offering Price Per Share of Common Stock: $0.15

Minimum Offering: 666,667 Shares of Common Stock

Maximum Offering: 5,000,000 Shares of Common Stock

Investing in the Company's Common Stock involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 12.

We are offering FIVE MILLION COMMON STOCK SHARES (the "Securities") at a fixed prices of $0.15 per Share. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

COMPLETE DETAILS ABOUT THE COMMON STOCK BEING OFFERED THROUGH THIS OFFERING CAN BE FOUND ON PAGES 41 & 42 OF THIS REGISTRATION STATEMENT.

DATED: FEBRUARY,10th, 2015

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

SHARES: 1– 5,000,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	------	$0.15	$0.015	$0.135
Total Minimum	666,667	$0.15	$10,000	$90,000
Total Maximum	5,000,000	$750,000	$75,000	$675,000

1) We are offering a maximum of 5,000,000 Shares of Common Stock at the price indicated. See "Terms of the Offering."
(2) ***We intend to use "Alternative Securities Market, LLC", a California Broker-Dealer, for this Offering.***

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Online Information and Medical Technology Industry Risks

Online Information and Medical Technology Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Information and Medical Technology Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Online Information Medical Technology Market Conditions such as oversupply of related products or a reduction in demand for Online Information and Medical Technologies products in the areas in which the Company's Products and Assets are located, competition from other Online Information and Medical Technology Companies, and the Company's ability to provide adequate Online Information and Medical Technology Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product operations and the local market conditions.

Because Online Information and Medical Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Company's Common Stock Shares is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

If the Security and Confidential Information used in Connection with our Service is breached or Otherwise Subject to Unauthorized Access, our Reputation and Business may be Materially Harmed

Our services require us to collect, store, use and transmit significant amounts of confidential information, including personally identifiable information, medical and health records information and other critical data which is subject to HIPAA standards. HIPAA is the acronym for The Health Insurance Portability and Accountability Act (HIPAA) which was enacted by the U.S. Congress in 1996 and requires the establishment of national standards for electronic health care transactions and national identifiers for providers, health insurance plans, and employers. The Administration Simplification provisions also address the security and privacy of health data. The standards are meant to improve the efficiency and effectiveness of the nation's health care system by encouraging the widespread use of electronic data interchange in the U.S. health care system.

We employ a range of information technology solutions, controls, procedures, and processes designed to protect the confidentiality, integrity, and availability of our critical assets, data and information technology systems including the engagement of FireHost as our secure hosting service. FireHost is an internet cloud hosting service that specializes in maintaining HIPAA standards and internet security and hacker prevention.

We engage in a number of measures aimed to protect against security breaches and to minimize breaches by hackers or due to other circumstances, such as employee error or malfeasance or technology malfunction. The occurrence of any of these events, as well as a failure to promptly remedy these events should they occur, could compromise our systems, and the information stored in our systems could be accessed, publicly disclosed, lost, stolen, and subject us to legal claims and liabilities or regulatory penalties. In addition, unauthorized parties might alter information in our databases, which would adversely affect both the reliability of that information and our ability to market our services. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to effectively and are constantly evolving. We may be unable to anticipate these techniques or to implement adequate preventive or reactive measures. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness to this issue and may embolden individuals or groups to target our systems or those of our strategic partners.

Security technologies and information, including encryption and authentication technology licensed from third parties, are a key aspect of our security measures designed to secure our critical assets. While we routinely seek to update these technologies and information, advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in the technology we use becoming obsolete, breached, or compromised and cause use to incur additional expenses associated with upgrading our security systems. In addition, security information provided to us by their parties may be inaccurate, incomplete, or outdated, which could cause us to make misinformed security decisions and could materially and adversely affect our business.

Many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. In the United States, federal and state laws provide for over 45 laws and notification regimes, all of which w are subject to, and additional requirements may be instituted in the future. In the event of a data security breach, these mandatory disclosures often lead to widespread negative publicity. In addition, complying with such numerous and complex regulations in the event of a data security breach is often expensive, difficult, and time consuming, and the failure to comply with these regulations could subject us to regulatory scrutiny and additional liability and harm our reputation.

Any actual or perceived security breach, whether successful or not and whether or not attributable to the failure of our services or our information technology systems, as well as our failure to promptly and appropriately react to a breach, would likely harm our reputation, adversely affect market perception of our services, and cause the loss of customers and strategic partnerships. Our property and business interruption insurance may not be adequate to compensate us for losses or failures that may occur. Our third-party insurance coverage will vary from time to time in both type and amount depending on availability, cost, and our decisions with respect to risk retention.

We Could Lose our Access to Data Sources, which could cause us Competitive Harm and have a Material Adverse Effect on our Business, Operating Results, and Financial Condition

Our Services depend extensively upon continued access to and receipt of data from external sources, including data received from customers and fulfillment partners. Our data providers could stop providing data, provide untimely data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, budgetary constraints, a desire to generate additional revenue, or for competitive reasons. We could also become subject to legislative, regulatory, or judicial restrictions or mandates on the collection, disclosure, or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we were to lose access to a substantial number of data sources or certain key data sources or certain data already in the Secure Authenticated Systems ecosystem, or if our access or use were restricted or became less economical or desirable, our ability to provide our services and the efficacy and attractiveness of Secure Authenticated Systems platform could be negatively affected, and this would adversely affect us from a competitive standpoint. This would also adversely affect our business, operating results, and financial condition. We may not be successful in maintaining our relationships with these external data source providers and may not be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

If We Experience System Failures or Interruptions in our Telecommunications or Information Technology Infrastructure, it may Impair the Availability of our Services, our Revenue could Decrease, and our Reputation could be Harmed

Our operations depend on our ability to protect the telecommunications and information technology systems utilized in our services against damage or system interruptions from natural disasters, technical failures, human error, and other events. We send and receive credit and other data, as well as key communications to and from our customers electronically, and this delivery method is susceptible to damage, delay, or inaccuracy. A portion of our business involves telephonic customer service and online enrollments, which depends upon the data generated from our computer systems. Unanticipated problems with our telecommunications and information technology systems may result in data loss, which could interrupt our operations. Our telecommunications or information technology infrastructure upon which we rely may be vulnerable to computer viruses, hackers, or other disruptions.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our Products and Services. This may require a significant amount of capital to allow us to market our Products and Services, and to establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar Products and services have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our technology channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Medical Technology Industry;
- Our ability to continuously offer new and improved products and services;
- Our ability to maintain sufficient production capacity for our products and services;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products and services;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Medical Technology Industry;
- The level of consumer acceptance of our products and services;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business. The Company is a Developmental Stage Company, and has incurred operating losses of $517,374, $96,374, $87,588 and $73,935 for the period from August 12, 2008 to December 31, 2014, the year ended December 31, 2014, the year ended December 31, 2013, and the year ended December 31, 2012, respectively and had a stockholders' deficit from operations of $517,374 at December 31, 2014. All investors should carefully review the Company's financial statements when considering an investment in the Company.

The Company spent $10,683, $31,440 and $35,654 in the year ended December 31, 2014, the year ended December 31, 2013, and the year ended December 31, 2012, respectively, on Research and Development.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of Online Information and Medical Health products and services, and to sustain its profitability through a business strategy focused on increasing sales through existing supply channels, selectively expanding its products and services network, increasing sales through newly formed partnerships (traditional and non-traditional), developing innovative new products and services, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

The SecureLife MedCard ® and SecureLife MedCard ® PLUS are not subject to state and federal regulatory approval or laws.

Government Regulation:

The applicability of laws governing the Health Care, Information Technology and Software industries is uncertain and additional legislation may result in additional burdens on companies like the Company. Laws and regulations directly applicable, vary in different jurisdictions. The most recent session of the United States Congress has resulted in numerous proposed regulations and significant funding for Health Care and electronic records.

Presently there are no government regulations prohibiting the Company from marketing its products and services; However; in the event new government regulations are implemented, the Company will file all necessary applications in order to comply with all laws and regulations. There can be no assurance that the adoption or modification of laws or regulations relating to the Health Care industry and future compliance with such laws or regulations will not have a material adverse effect on the Company's financial condition or results of operations.

Development Stage Business

The Company was incorporated under the laws of the State of Nevada on August 12, 2008 with the intent of developing a fingerprint authentication system to replace player tracking cards in the gaming industry. At the end of 2008 there was a global financial crises that in 2010 resulted in the Company changing its business strategy to the development of a card to store all of a person's medical records. On July 16, 2011, the Company filed a U.S. Non-Provisional Patent application entitled: SYSTEM AND METHOD FOR STORING AND PROVIDING ACCESS TO SECURED INFORMATION using biometrics. In January of 2012, management concluded the product using fingerprint authentication and biometrics was too complicated to bring to market because, like smartcards or cards using a computer chip, every customer would need a card reader (a device for reading the card). As a result, in February of 2012, the Company began developing the SecureLife MedCard ® and SecureLife MedCard ® PLUS. In October of 2013, the Company completed the first phase of its website and operating system and began a test market of its products. On April 02, 2014, the Company filed a U.S. Provisional Patent application entitled: PORTABLE INTERACTIVE CARD AND SYSTEM FOR EMERGENCY USE AND THE SECURE STORAGE AND ACCESS OF MEDICAL RECORDS. With the minimum proceeds from this offering, the Company intends to commence operations. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Secure Authenticated Systems, Inc. will operate profitably.

The Company spent $10,683, $31,440 and $35,654 in the year ended December 31, 2014, the year ended December 31, 2013, and the year ended December 31, 2012, respectively, on Research and Development.

Inadequacy of Funds

Gross offering proceeds of a maximum of $750,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Online Information and Medical Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with services suppliers. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Information and Medical Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities. Many of the Company's actual and potential competitors possess greater financial resources, more extensive business experience and greater numbers of personnel than the Company. There can be no assurance that we will be able to operate profitably.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of: Mr. Gerald D. Van Eeckhout, the Company's Chairman of the Board of Directors; Mr. James M. Garlie, the Company's Chief Executive Officer, President and Board of Directors Member; Mr. Ronald J. Bach, Mr. Steven B. Roth, Mr. Robert L. Halverson, all members of the Company's Board of Directors; and, Mr. Vinod P. Mistry, a member of the Board of Directors for SAS UK, LTD.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of Shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Escrow Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of February 1st, 2015 the Company's Managers owned approximately 57% of the Company's outstanding Common Stock and 0% of the Company's Preferred Shares. Upon completion of this Offering, The Company's Management will own approximately 41% of the outstanding Shares of Common Stock and 0% of the outstanding Preferred Shares. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Shares

The Company's Common Stock are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million Shares, $5 million value of public float, a minimum bid price of $2.00 per Share, at least three market makers, and at least 300 Shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 Shares, a $1 million market value of public float, a minimum bid price of $1.00 per Share, at least two market makers, and at least 300 Shareholders.

No assurance can be given that the Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their Shares in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open

Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company will not be required to furnish you with quarterly un-audited financial reports or an annual audited financial report. Further, the Company will voluntarily, though it is not required to do so, send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a Shareholder may have difficulty selling Shares in the secondary trading market.

The Company's Common Stock may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per Share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a Shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Unavailability of Rule 144 for Re-sales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold shares which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of an existing stockholders shares owned caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Nevada Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF CALIFORNIA, IN THE COUNTY OF LOS ANGELES. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JUR TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 5,000,000 Common Stock Shares are being offered to the public at $0.15 per Share. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 5,000,000 Common Stock Shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $750,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Management, without compensation, and through a California Registered Broker-Dealer, Alternative Securities Market, LLC, which has entered into a Participating Broker-Dealer Agreement with the Company. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

The Company, and the Broker-Dealer, will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, Inc., the parent company of the Company's Broker Dealer. The website can be viewed at **http:www.ASGMCorp.com**.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Secure Authenticated Systems, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $750,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Shares

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$675,000**	**90%**	**$90,000**	**10%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses	**$75,000**	**10%**	**$10,000**	**10%**

Footnotes:

Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering, including Broker-Dealer Commissions.

This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

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Use of Investment Proceeds based on the minimum amount of investment funds to be raised:

With the minimum proceeds of $100,000 being raised from this offering we intend to allocate the proceeds as follows:

#1 Product Development:

a) Ongoing website development and maintenance: We are allocating $13,000 for this over the next six months

b) We intend to develop the "***SecureLife PhoneApp***" which will be a phone application used for retrieving medical data and marketing the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS***. We are allocating $30,000 for this project and estimate that it will be completed within six months from the receipt of the minimum proceeds from this offering. Management believes that in addition to this measure complimenting our existing products, because we plan to give it away, it will serve as a tremendous marketing tool to build brand awareness to our products.

The total allocation for Product Development from the minimum proceeds from this offering of $100,000 is $43,000 or 43%.

#2 Marketing:

a) Engage an experienced professional in the areas of telemarketing, email marketing and network marketing to pursue strategic marketing relationships with prospective or target companies and associations. We intend to engage this person in conjunction with the launch of the ***SecureLife PhoneApp*** and because this person will need to be commission motivated, we are only allocating $3,500 for this person from the minimum use of proceeds from this offering.

b) Engage a media consulting firm to launch a nationwide editorial campaign. We are allocating $6,925 for this campaign from the minimum use of proceeds from this offering, and intend to launch the campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

c) Engage the marketing firm that developed the ***SecureLife MedCard®*** to begin an e-commerce campaign utilizing Google and Yahoo paid advertising, SEO or search engine optimization, MailChimp promotions and media banner advertisements. We are allocating $4,400 for this campaign from the minimum use of proceeds from this offering, and intend to launch this campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

The total allocation for Marketing from the minimum proceeds from this offering of $100,000 is $14,825 or 15%.

#3 Working Capital:

a) The Company has fixed costs of $885 per month which include payments to FireHost, telephone and internet access fees.

b) We have allocated $10,000 for the purchase of inventory consisting of blank cards.

c) We are also allocating $6,860 for the purchase of or reimbursement for the purchase of Directors & Officers liability insurance and the payment of $6,000 of debt.

d) There is a remaining balance of $2,706 from the minimum proceeds from this offering of $100,000 that we are reserving for Working Capital.

The total allocation for Working Capital from the minimum proceeds from this offering of $100,000 is $32,175 or 32%.

#4 Offering Expenses:

The total allocation for Offering Expenses from the minimum proceeds from this offering of $100,000 is $10,000 or 10%.

With the minimum proceeds of $100,000 being raised from this offering we intend to develop the ***SecureLife PhoneApp*** and engage key individuals & marketing agencies to assist in our overall marketing strategy. As we commence operations and begin generating revenues, increased research and development expenses, general and administrative and other expenses will be limited to available funds from the offering and cash flow from operations and, to some extent, short-term operating loans. We believe the minimum proceeds of $100,000 being raised from this offering will be sufficient to fund initial operations and execute our business plan during the next twelve months.

The table below shows the application of Proceeds based on the minimum of $100,000 being raised from this offering:

Application of Net Investment Proceeds	Approximate Dollar Amount
Product Development *(43% of Offering Proceeds)*	**$43,000**
Marketing *(15% of Offering Proceeds)*	**$14,825**
Working Capital *(32% of Offering Proceeds)*	**$32,175**
Cost of Offering *(5% to 10% of Offering Proceeds)*	**$10,000**
TOTAL	**$100,000**

With the maximum proceeds of $750,000 being raised from this offering we intend to allocate the proceeds as follows:

#1 Product Development:

a) Ongoing website development and maintenance: We are allocating $16,000 for this over the next six months

b) We intend to develop the "***SecureLife PhoneApp***" which will be used for retrieving medical data and marketing the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS***. We are allocating $30,000 for this project and estimate that it will be completed within six months from the receipt of the minimum proceeds from this offering. Management believes that in addition to this measure complimenting our existing products, because we plan to give it away, it will serve as a tremendous marketing tool to build brand awareness to our products.

c) We intend to develop standard-based interface protocols for and with Electronic Medical Record companies (EMRs), Emergency Medical Services (EMSs), Health Information Exchanges (HIEs) and health care information related and software companies. We are allocating $100,000 for this project from the maximum use of proceeds from this offering and are estimating an interface system will be completed within twelve months from receipt of funds from the maximum proceeds of this offering.

The total allocation for Product Development from the maximum proceeds from this offering of $750,000 is $146,000 or 19%.

#2 Marketing:

a) Engage an experienced professional in the areas of telemarketing, email marketing and network marketing to pursue strategic marketing relationships with prospective or target companies and associations. We intend to engage this person in conjunction with the launch of the ***SecureLife PhoneApp*** and are allocating $21,000 for this person over the next twelve months from the maximum use of proceeds from this offering.

b) Engage a media consulting firm to launch a nationwide editorial campaign. We are allocating $9,925 for this campaign over a twelve month period from the maximum use of proceeds from this offering, and intend to launch this campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

c) Continue to work with the marketing firm that developed the ***SecureLife MedCard®*** and have them begin an e-commerce campaign utilizing Google and Yahoo paid advertising, SEO or search engine optimization, MailChimp promotions and media banner advertisements. We are allocating $25,600 for this campaign from the maximum use of proceeds from this offering and intend to launch this campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

d) Engage an e-commerce media marketing firm to expand on the results of the above mentioned marketing activities to launch a national e-commerce media campaign. We are allocating $14,000 for this campaign over this campaign from the maximum use of proceeds from this offering and intend to launch this campaign in conjunction with the completion and introduction of the new ***SecureLife PhoneApp***.

e) We intend to join the DSA or the Direct Selling Association with an initial signup fee of $3,000.

f) We intend to engage a second marketing person in the seventh month after the maximum receipt of proceeds from this offering with an estimated cost of $15,000 to have this person pursue strategic marketing relationships with other members of the DSA.

g) We are also reserving $200,000 from the maximum proceeds of this offering for cross marketing and infomercial opportunities.

The total allocation for Marketing from the maximum proceeds from this offering of $750,000 is $288,525 or 38%.

#3 Working Capital:

a) The Company is allocating $182,679 for G & A or General and Administrative over a twelve month period from the maximum proceeds from this offering. This includes fixed cost, rent, general operating cost, the president's salary and the hiring of a CFO and Executive Assistant.

b) The Company is allocating $20,000 for the purchase of inventory consisting of blank cards.

c) We are also allocating $28,629 for the payment of debt.

d) There is a remaining balance of $46,667 from the maximum proceeds from this offering of that we are reserving for additional expenditures relating to Working Capital.

The total allocation for Working Capital from the maximum proceeds from this offering is $288,525 or 37%.

#4 Offering Expenses:

The total allocation for Offering Expenses from the maximum proceeds from this offering is estimated to be $37,500 or 5%.

With the maximum proceeds of $750,000 being raised from this offering we believe we can build a positive cash flowing and profitable company.

The table below shows the application of Proceeds based on the maximum of $750,000 being raised from this offering:

Application of Net Investment Proceeds	Approximate Dollar Amount
Product Development ***(19% of Offering Proceeds)***	**$146,000**
Marketing ***(38% of Offering Proceeds)***	**$288,525**
Working Capital ***(37% of Offering Proceeds)***	**$277,975**
Cost of Offering ***(5% of Offering Proceeds)***	**$37,500**
TOTAL	**$750,000**

The foregoing allocation of proceeds is based upon the Company's assumptions concerning its business objectives, finances and other matters affecting it. If current assumptions are not accurate, or other unforeseen conditions or opportunities affecting the Company's business arise, there could be material changes to the Company's projections and the Company could find it advisable to allocate the proceeds of the Offering in a manner different from that described above or to seek additional financing sooner than currently contemplated. There can be no assurance that additional financing will be available when required or on terms favorable to the Company or its Shareholders. Pending such use of the net proceeds, the Company intends to invest them in short-term bank deposits and investment-grade securities, United States Government securities, and other domestic or short-term income producing securities, including publicly traded companies.

ITEM 6. DESCRIPTION OF BUSINESS

SECURE AUTHENTICATED SYSTEMS, INC. ("SASI, the Company") was incorporated under the laws of the State of Nevada on August 12, 2008 and its 95% owned subsidiary SAS UK, LTD was formed on March 21, 2012. SAS UK, LTD will be doing the same business as the Company in the United Kingdom.

The Company has completed the development of its operating system and first two proprietary and patent pending products, the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS***. Both products are commercially available and can be purchased online at www.securelifemedcard.com. With the minimum proceeds of $100,000 being raised from this offering we intend to develop the ***SecureLife PhoneApp*** which will be a phone application to compliment the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS***. We are budgeting $30,000 for this project and are estimating that it will be completed within six months (See, Additional Products and Use of Proceeds). With the maximum amount of $750,000 being raised from this offering we intend to develop the ***SecureLife PhoneApp*** and a standards-based interface system to transfer data between EMR (Electronic Medical Record companies) data bases and the Company's data base. We are budgeting $130,000 for both projects and are estimating the phone application will be completed within six months and that the interface system will be completed within twelve months from receipt of funds (See, Use of Proceeds and Products under Development).

Commercially Available Products:

The ***SecureLife MedCard®*** was developed as a "Stand alone" product (Card only) for use in emergency situations and can be purchased online for $19.95 at www.securelifemedcard.com

The ***SecureLife MedCard® PLUS*** includes the card and has online data storage capabilities for individuals who are looking for a secure method of organizing, storing and accessing all of their medical records. This product can be purchased online for $49.90, with annual renewal payments of $29.95 per year. As part of the registration a customer will create a four digit personal identification number (PIN) allowing physicians access to a secure server hosted by FireHost. FireHost is an internet cloud hosting service that specializes in HIPAA standards (See, Risk Factors) and internet security and hacker prevention. The magnetic stripe shown on the back of the card is for physicians who will be provided with a card reader.


SecureLife MedCard
Byron P Reynold
DOB: 1945
330 Main Street
Middletown, PA 94332
Scan QR code or enter URL for potentional medications and additional data.
Conditions: Heart disease, Diabetes - Non - insulin dependent, High Blood Pressure
Medication Allergies: Shellfish, Iodine, X-ray contrast dye, Penicillin
Blood Type: O +
Emergency contacts:
Theresa Reynold +1.702.349.6621
Jenny Williams +44.075.349.0323
Jun/15/14


SecureLife MedCard®
First Responders and Medical Professionals:
For a list of potential medications this person may be taking and additional data, scan the QR code or enter the URL on the front of the card.
Cardholders signature releases anyone from all liabilities from the use of any information associated with this card.
Member Physicians: Swipe card to authenticate and access patient record

Both the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS*** allow first responders (i.e., Emergency Medical Technicians 'EMTs', Emergency Medical Services providers 'EMSs', Doctors practicing in Emergency Rooms) to gain instant access to important information including a person's existing conditions, medication allergies, blood type and emergency contacts by reading what is printed on the front of the card. First responders and physicians can also access additional information by scanning the Quick Response (QR) code with their cell, smart or iPhone or by using their computer and entering the slmc.me Uniform Resource Locator (URL) that is also located on the front of the card. The Basic Records Page (BRP) that will appear will show a person's physical characteristics to match the card with the person, the medications a person may be taking along with the dosages and frequencies, and additional contact and insurance information.


SecureLife MedCard™
SecureLife MedCard™
Byron P Reynold 2
Byron P Reynold 2
Byron P Reynold 2
Byron P Reynold 2

As a person's conditions may change and cards may be lost, replacement cards may also be purchased on line for $9.95 by going to our website and entering their name in the login field and their pin code in the password field.

The transfer and storage of all medical records is through FireHost, a secure hosting service that specializes in HIPAA standards and security and hacker prevention. No one at the Company or its partners will ever see any of a person's records. The customer will be able to update their information at any time by logging into their account and entering their email address and password. Physicians will be able to login by entering a card holder's four (4) digit PIN or by swiping the card through a unique card reader.

The following is a picture of the Basic Records Page (BRP) that will appear when the Quick Response (QR) code on the front of card is scanned or the slmc.me Uniform Resource Locator (URL), which is also printed on the front of the card, is entered. In addition to what is already printed on the card, the Basic Records Page (BRP) will show physical characteristics to match the person with the card, the medications, dosages and frequency a person may be taking, additional conditions and allergies a person may have, personal notes, additional emergency contact information, and the names of physicians and insurance providers.


SECURELIFE
WHY SECURELIFE
PLANS & PACKAGES
FIRST RESPONDERS
BUILD A BUSINESS
F.A.Q.
Byron P. Reynolds
Updated May 15, 2013
Home Address
5555 Poplar Ave. Apt. 4 New York, NY 10001
D.O.B.
01/04/1945
Sex
Male
Weight
170 lb.
Height
5'11"
Eye Color
Brown
Hair Color
Brown
Blood Type
O+
Profile Link
http://www.slmc.com/55505955954443904598590345
Medications & Dosages
Medication
Dosage
Frequency
1. Aspirin
81 mg
Daily
2. Imdur (isosbide mononitrate)
30 mg
Twice Daily
3. Vascoc (enalapril)
100 mg
Twice Daily
4. Lopressor (metoprolol)
5 mg
Daily
5. Lipitor (atorvastalin)
20 mg
Daily
6. Guocophage (metlomin)
500 mg
Daily
Allergies
1. Penicillin
2. Peanuts
3. Strawberries
Conditions
1. Diabetic
2. Insulin Dependent
3. Heart Disease
4. Epilepsy
Notes & Additional Information
Lorem ipsum dolor sit amet, consectetur adipisicing elit, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua. Ut enim ad minim veniam, quis nostrud exercitation ullamco laboris nisi ut aliquip ex ea commodo consequat. Duis aute irure dolor in reprehenderit in voluptate velit esse cillum dolore eu fugiat nulla pariatur. Excepteur sint occaecat cupidatat non
Personal Information
Emergency Contact:
Lucy Smith (Wife)
555.555.5555
Primary Physician:
Dr. Bill Towers
555.555.5555
Primary Insurance:
Met Life
Main Site
Group Plans & Discounts
Useful Articles
About the Company
firehost
HIPAA
Authorize.Net
SOUND

The picture below illustrates the "Plus Site Page' that will appear for those who purchase the ***SecureLife MedCard® PLUS*** where all of a person's medical records can be stored.


SECURELIFE
Welcome Byron - LOG OUT
My Cart
CUSTOMER SERVICE: 888.888.8888
WHY SECURELIFE
PLANS & PACKAGES
FIRST RESPONDERS
BUILD A BUSINESS
F.A.Q.
MY ACCOUNT
Welcome: Byron P. Reynolds
Account Home
Additional Materials
View & Edit Records
Order a Replacement
Upgrade Account
PERSONAL INFORMATION
MEDICATIONS
ALLERGIES
DOCTORS
INSURANCE
FAMILY & SOCIAL HISTORY
LIVING WILL
RESUSCITATION INSTRUCTIONS
POWER OF ATTORNEY
DOCUMENT STORAGE
VACCINES
CONDITIONS
SURGERIES
PLUS RECORDS HOME
change photo >
Welcome, Byron P. Reynolds
Choose any tab to view your PLUS medical information. Choose edit in any area to complete or update that information, and click SAVE at the bottom of each page to save it.
If you have trouble completing any of these sections, please see our F.A.Q. or contact Customer Service
Main Site
Why SecureLife
Products & Packages
First Responders
F.A.Q.
Member Testimonials
Customer Service
Group Plans & Discounts
Family Plans
Business Builder Affiliate
Pro Programs
Useful Articles
Total Data Protection
HIPAA with Firehost
MedCard & Mobile Devices
Being Prepared for Disaster
About the Company
Board of Directors
Investor Relations
Policies, Terms & Conditions
Members get replacements for $9.95 and upgrades to PLUS for $34.95!
firehost
HIPAA
Authorize.Net
SOUND TELECOM

The back of the card has additional instructions for first responders including a magnetic stripe for member physicians. When a physician utilizes the ***SecureLife MedCard*® *PLUS*** they will be able to view a person's medical records by either entering a four digit PIN or swiping the card through a reader provided by the Company.


SecureLife MedCard®
First Responders and Medical Professionals:
For a list of potential medications this person may be taking and additional data, scan the QR code or enter the URL on the front of the card.
Cardholders signature releases anyone from all liabilities from the use of any information associated with this card.
Member Physicians: Swipe card to authenticate and access patient record http://www.securelifemedcard.com/



Products under Development:

With the minimum proceeds of $100,000 raised from this offering, we intend to develop the ***SecureLife PhoneApp*** to compliment the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS***.

With the maximum proceeds of $750,000 from this offering, we intend to develop the ***SecureLife PhoneApp*** and standards-based interface protocols for Electronic Medical Record companies (EMRs), Emergency Medical Services (EMSs), Health Information Exchanges (HIEs) and health care information related software companies.

Intellectual Property Rights - Trade Marks and Patents:

The Company has a registered trademark for ***SecureLife MedCard®*** and also submitted a Provisional Patent application for a "PORTABLE INTERACTIVE CARD AND SYSTEM FOR EMERGENCY USE AND SECURE STORAGE AND ACCESS OF MEDICAL RECORDS". The Company is also preparing additional Provisional and Utility Patent applications relating to added features, additional products and its original Provisional Patent.

Competition:

There are other medical data retrieval systems available to first responders. It is Management's opinion they are not as complete or redundant as SASI's first product - the ***SecureLife MedCard®***.

There are other medical cards available that claim to offer the same security and ability to store all of a person's medical records; However, we believe none of them offer the instant access and redundancy the first responder's need that the ***SecureLife MedCard® PLUS*** offers.

Marketing Strategy:

The Company's marketing strategy is to launch a national editorial and internet marketing campaign to build product and brand awareness to assist in the development of its network marketing program, while pursuing strategic marketing relationships with network marketing, travel oriented, medical related and certain national insurance companies and organizations including AAA, AARP, Aetna Insurance, the Alzheimer's Association, American Diabetes Association, Epilepsy Foundation, First Alert and Life Alert.

To initiate the execution of its marketing strategy, the Company intends to engage experienced professionals in this area. As business develops, the Company intends to expand its awareness and revenue through infomercials and telemarketing efforts.

Our Network marketing program consists of paying individuals referred to as Independent Business Builders a commission of 25% for product sales and overrides on product sales from other Independent Business Builders they recruit to do the same. We intend to join the DSA or Direct Selling Association and comply with all regulations.

Employees and Consultants:

The Company has one employee, Mr. James M. Garlie, the President and CEO of the Company, and works with three consultants.

Facilities:

Las Vegas, Nevada – The corporate address is 3655 W. Tropicana Ave., Suite 3044; Las Vegas, Nevada 89103 and is also the residence of its President. The Company pays approximately $740 per month for office rent; The telephone number is (702) 349.6621; and its email address is: jimgarlie@sasisystems.com ; web site; www.sasisystems.com.

Management's Discussion and Analysis of Financial Condition and Results of Operations:

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this offering circular. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

Our mission is to develop and market products to provide the means for people to feel and be more secure in the event of a medical emergency or a visit to a physician. SASI and the *Securelife* ***MedCard®*** and the ***SecureLife MedCard® PLUS*** may save your life and enable you to receive faster medical care because components of your medical records may be easily accessed no matter where you are in the world.

We create products that support our mission by creating an integrated operating system and unique solution supporting the medical information access requirements for individuals, first responders, and physicians:

Individuals. We enable individuals who purchase and carry the *Securelife* ***MedCard®*** and the ***SecureLife MedCard® PLUS*** a means to provide critical information to first responders and medical professionals.

First responders. We enable first responders to read valuable information that is printed on the front of the *Securelife* ***MedCard®*** and to scan the QR Code or enter the URL that is also printed on the front of the card to view the medications a person may be taking.

Physicians. With the ***SecureLife MedCard® PLUS*** we enable physicians a means of entering a four digit PIN or swiping a person's card through a secure card reader to view all of a person's medical records.

Results of Operations

Revenue

We are a development stage Company and have only generated revenue of $1,723 in the year ending December 31, 2013 and $585 in the year ending December 31, 2014 as a result of test marketing our initial product utilizing our recently developed operating system.

Development Activities

	Year Ended December 31,		
	2012	2013	2014
Research and development	$ 35,654	$ 31,440	$ 10,683
Percentage of expenses	48%	35%	11%
General and Administrative	32,569	47,104	69,123
Percentage of expenses	44%	53%	71%
Interest expense	5,712	10,767	17,097
Percentage of expenses	8%	12%	18%
Total expenses	73,935	89,311	96.903
Total percentages	100%	100%	100%

2014 Compared to 2013. Research and development expenses in 2014 decreased approximately 66%, compared to 2013. The decrease was primarily due to the Company capitalizing cost associated with the development of its products and website and operating system. In 2014, we capitalized $10,500 of our cost associated with the development of our products, website and operating system and are amortizing these cost over five years. General and administrative expenses in 2014 increased principally due to officer's compensation compared to 2013. The increase in Interest expense in 2014 is a result of increasing loans to complete the development of its website and operating system.

2013 Compared to 2012. Research and development expenses in 2013 decreased approximately 12%, compared to 2012 primarily due to the Company capitalizing the cost associated with the development of its products and website and operating system. In 2013, we capitalized $87,916 of our cost associated with the development of our products, website and operating system and are amortizing these cost over five years. General and administrative expenses in 2013 increased approximately 45%, compared to 2012 primarily due to an increase in activities associated with the development of the Company's website and operating system. Interest expense increased as a result of increasing loans to complete the development of its website and operating system.

With the minimum proceeds of $100,000 being raised from this offering we intend to develop the ***SecureLife PhoneApp*** and engage key individuals & marketing agencies to assist in our overall marketing strategy. As we commence operations and begin generating revenues, increased research and development expenses, general and administrative and other expenses will be limited to available funds from the offering and cash flow from operations and, to some extent, short-term operating loans. We believe the minimum proceeds of $100,000 being raised from this offering will be sufficient to fund initial operations and execute our business plan during the next twelve months.

With the maximum proceeds of $750,000 being raised from this offering we intend to develop the ***SecureLife PhoneApp*** and standards-based interface protocols for and with Electronic Medical Record companies (EMRs), Emergency Medical Services (EMSs), Health Information Exchanges (HIEs) and health care information related software companies. The development of interface protocols will require increased research and development expenses. Also, with the maximum proceeds of $750,000 being raised from this offering we will be able to significantly increase the level of operations, engage additional sales and operating personnel & marketing agencies to assist in our overall marketing strategy thereby creating increased Selling, General and administrative expenses. As we expand operations and begin increasing revenues, additional investments will be made in research and development and other operating expenses. We anticipate that interest expense will decrease as we pay down $24,629 of debt from the proceeds of this offering and additional debt from cash flow. We believe that the maximum offering proceeds of $750,000 will enable us to generate increasing revenues, profits and cash flow.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

B. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $750,000

Company Structure

- Private early stage Medical Technology Company.
- Nevada Stock Corporation (Formed August of 2008).
- TWENTY-FIVE MILLION Shares of Common Stock Authorized, FIVE MILLION Shares of Preferred Stock Authorized
- FOURTEEN MILLION SIX HUNDRED FORTY EIGHT THOUSAND Shares of Common Stock Issued and Outstanding
- NO Shares of Preferred Stock are Issued or Outstanding.

Minimum Equity Commitment

- One Thousand Shares of Common Stock at Fifteen Cents ($0.15) per Share.

Dividend Policy

- We have never declared or paid cash dividends. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

C. The Offering

The Company is offering a maximum of 5,000,000 Shares of Common Stock at $0.15 cents per Share, with all Shares having a par value of $0.001.

D. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

E. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Information and Medical Technology Business. See "USE OF PROCEEDS" section.

F. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. The Company has established an Escrow Holding Account with Wells Fargo Bank. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT" section.

G. Common Stock

Upon the sale of the maximum number of Common Stock from this Offering, the number of issued and outstanding Shares of Common Stock of the Company's Common stock will be held as follows:

- Company Founders & Current Shareholders 75%
- New Shareholders 25%

H. Company Dividend Policy

The Company has never declared or paid any cash dividends. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Shareholders.

I. Company Share Purchase Warrants

The Company has 1,159,800 outstanding warrants exercisable at ten cents ($0.10) per Share. These Warrants are attached to Notes that are due between June 14, 2015 and December 31, 2015.

J. Company Convertible Securities

The Company has reserved 515,000 Shares of its common stock for the conversion of $8,500 in Notes into 170,000 Shares at five cents ($.05) per Share which were issued to two Shareholders and the conversion of $34,500 in Notes into 345,000 Shares at ten cents ($.10) per Share which were issued to Directors and a Shareholder. The Convertible Securities are attached to Notes that are due on April 30 2015 and June 14, 2015.

The combined total of the Shares the Company has reserved for the exercise of Warrants and Convertible Securities is 1,674,800 Shares.

K. Stock Option Plan

The Company adopted an Option Plan in August of 2008, in which the Option Plan permits the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Option") and nonqualified options which do not meet the requirements of Section 422. A total of 1,000,000 Shares of the Company's Common Stock are reserved for issuance pursuant to options to be granted under the Plan. Pursuant to the Option Plan, as of the date of this memorandum, no options have been granted.

The Option Plan is currently administered by the Board of Directors, or an Option Committee consisting of certain directors. The Option Plan gives broad powers to the Board of Directors (or the Option Committee) to administer and interpret the Option Plan, including the authority to select the individuals to be granted options and to prescribe the particular form and conditions of each option granted.

According to the Option Plan, incentive stock options may be granted at exercise prices that are not less than 100% of the fair market value of the Company's Common Stock on the date of grant (110% of fair market value in the case of options granted to a person that holds 10% or more of the Company's voting stock). Nonqualified stock options under the Option Plan may be granted at exercise prices less than fair market value on the date of grant. Options may be granted under the Option Plan ten years from the date the Option Plan was adopted by the Board of Directors. The Option Plan may be discontinued or terminated earlier by the Board of Directors, but no such discontinuation or termination shall impair any option then outstanding under the Option Plan.

L. Reporting

The Company has agreed to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

M. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect to the Offering.

N. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 5,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account with Wells Fargo Bank, and only after $100,000 in securities has been sold to investors (666,667 Shares) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

P. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Secure Authenticated Systems, Inc.

The Company	Secure Authenticated Systems, Inc. is a Nevada Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 36 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of One Thousand Common Stock Shares.
The Offering	The Company is seeking capital commitments of $750,000 from Investors. The securities being offered hereby consists of up to 5,000,000 Shares of Common Stock of the Company, priced at $0.15 per Share, subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.
Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Offering	The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 5,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account with Wells Fargo Bank, and only after $100,000 in securities has been sold to investors (Six Hundred and Sixty-Seven Thousand Shares of the Company's Common Stock) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company will not be required to furnish you with quarterly un-audited financial reports or an annual audited financial report. Further, the Company will voluntarily, though it is not required to do so, send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to

Trading	list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Gerald D. Van Eeckhout	***Chairman of the Board of Directors***

Mr. Gerald D. Van Eeckhout (Jerry) serves as the Chairman of the Board of the Company and as Chairman of the Board of SAS UK, LTD, a majority owned subsidiary of the Company which was formed in May of 2012. Jerry is 74 years of age and is also Chairman of Evergreen Enterprises, LLC. and EmboMedics, Inc. Jerry was originally a CPA with Deloitte and Touche, and CFO of Pillsbury's International Division. He then was the V.P. of Finance for Medtronic, Inc. as they grew from 70 million in revenue to 350 million in revenue. While he was at Medtronic, Inc. he listed the company on the New York Stock Exchange. Most recently Jerry served as a Board member and audit committee chairman for Medafor, Inc., a medical technology company based in Minneapolis, MN. which in October of 2013 was acquired by C. R. Bard (BCR - NYSE). He has built two NASDAQ traded companies as CEO and has been named Ernst & Young entrepreneur of the year. Mr. Van Eeckhout received his BS degree from the University of North Dakota in 1962 and attended the Stanford Executive program in 1976. Jerry currently serves as a Board member for Viva Information Technology, a private mobile media company in Beijing, a Trustee for the University of North Dakota Center for Innovation in Grand Forks, ND and an Advisory Board member for the American Cultural Center at the University of Shanghai, where he has taught International Marketing and Management. Jerry has also taught finance and accounting at the University of Minnesota and Denver University.

Mr. James M. Garlie — ***President, CEO & Member of the Board of Directors***

Mr. Garlie has served as a Member of the Board of Directors, President & CEO of the Company since its formation and as a Director of SAS UK, LTD since its formation in March of 2012. Mr. Garlie is 56 years of age and has over 30 years of experience in the direct selling arena, which includes 25 years financing start-up companies. Between 1985 and 1995 he was a licensed securities broker with investment banking firms located in Minneapolis, Minnesota and since then has been the CEO of three start-up companies.

Mr. Ronald J. Bach — ***Board of Directors Member***

Mr. Bach has served as a Member of the Board of Directors of the Company since its formation. Mr. Bach is 81 years of age and is a retired Partner of Deloitte Touche, one of the "Big 4" international accounting firms. Ron is an investor in various businesses and has over 40 years of experience in working with a variety of businesses, large and small. He brings a wealth of experience in finance, accounting and business management.

Mr. Steven B. Roth — ***Board of Directors Member***

Mr.Roth (Steve) has served as a Member of the Board of Directors of the Company since February of 2011. Mr. Roth is 49 years of age and formerly served as the Vice President and Chief Information Officer at Pinnacle Health Systems, Inc. in Harrisburg, PA. which is a 651 bed multi-facility health system in south central Pennsylvania. His responsibilities include Informatics, Health Information Management, Telecommunications, Biomedical Engineering, Technical and Building Services Departments. Steve is a former Partner at PricewaterhouseCoopers LLP (PwC) with over 20 years of technology and process consulting experience, Steve was responsible for the PwC's Healthcare Provider Technology Practice in the Northeast region and the National eHealth Practice, defining the firm's business strategy and service offerings, generation of new business opportunities and delivery of client services and solutions. Steve received his BBA Degree in Information Processing from The George Washington University in Washington, DC in 1986 and his Masters Degree in Finance and Investments from Baruch College, City University of New York in 1992.

Mr. Robert L. Halverson ***Board of Directors Member***

Mr. Halverson (Bob) as served as a Member of the Board of Directors of the Company since January of 2013. Mr. Halverson is 75 years of age and also served as a Member of the Board of Directors of Medafor, Inc. a medical technology company based in Minneapolis, MN. which in October of 2013 was acquired by C. R. Bard (BCR - NYSE). Bob is a retired Northwest Airlines (NWA) B-747 Captain and an authorized volunteer mentor for the Alaska Department of Corrections. He has served in the Army and Ready Reserve as a Platoon Sergeant and later volunteered as a Northwest Airlines pilot attached to the CRAF (Civil Reserve Air Fleet) operation during the first Persian Gulf War, flying troops and equipment between the USA, Frankfurt, Germany and Saudi Arabia. Bob also served on the City of Minnetrista, Minnesota Park and Planning Commissions and as a member of the Anchorage Alaska Civil Air Patrol. He has been the owner/operator of a family farming operation in Western Hennepin County, MN since 1975 until it was sold in 2011. He also served three years as a Director of the Minnesota Corn Growers Association. Bob was formerly a Secondary Mathematics teacher in Forest Lake and Bloomington, MN public schools and received his Bachelor of Science degree in Mathematics from St. Cloud State University with a minor in physics and chemistry.

Mr. Vinod P. Mistry ***Director of SAS UK, Ltd.***

Mr. Vinod P. Mistry is a Shareholder of the Company and the minority Shareholder of SAS UK, LTD and has served as a Director of SAS UK, LTD since its formation in March of 2012. Mr. Mistry is 47 years of age and has also served as the International Finance Director of Epiq Systems, which is a $200m+ global organization specializing in integrated technology products and services for the legal profession, since April of 2008. Between 1995 to April of 2008, Mr Mistry served as Finance Director of ACT Teleconferencing Ltd. and iDirect Technologies, and Senior Auditor for Arram Berlyn Gardner. Mr. Mistry received his MBA from Henley Management College in 2004, his ACMA from Chartered Institute of Management Accountants in England and Wales (ICAEW) in 1994, his ACMA from Chartered Institute of Management Accountants (CIMA) in 1997, and his B.A. (Hons) Accountancy and from Humberside University in 1989.

B. *Significant Employees.* All Members of Secure Authenticated Systems, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Secure Authenticated Systems, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Secure Authenticated Systems, Inc. will be entitled to receive an annual salary of:

Mr. Gerald D. Van Eeckhout, Chairman of the Board of Directors	$0	*(See Note 1, 3)*
Mr. James M. Garlie, President, CEO and Member of the Board of Directors	$48,000	*(See Note 1, 2, 3)*
Mr. Ronald J. Bach, Member of the Board of Directors	$0	*(See Note 1, 3)*
Mr. Steven B. Roth, Member of the Board of Directors	$0	*(See Note 1, 3)*
Mr. Robert L. Halverson, Member of the Board of Directors	$0	*(See Note 1, 3)*
Mr. Vinod P. Mistry, Director of SAS UK, Ltd.	$0	*(See Note 1, 3)*

(1) Does not include reimbursements for any actual expenses incurred in the pursuit of the Company's business.

(2) Does not include the establishment of employee benefit plans such as bonus, profit sharing, pension and retirement plans, stock options or rights, medical life and disability insurance, or similar plans and programs, as reasonably determined by the Board of Directors.

(3) Does not include royalty payments up to three quarters of one percent (3/4 of 1%) of revenue beginning in April of 2016. See, Notes to Financial Statements

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than, Mr. James M. Garlie who is the President and CEO of the Company, and the Company's Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of Shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the Shares held by all executive officers and directors as a group.

Name and Address of Record Owner	Prior to Offering:	After Offering:
Mr. Gerald D. Van Eeckhout Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,500,000 (11%) Preferred Stock: No Shares	Common Stock: 1,500,000 (8%) Preferred Stock: No Shares
Mr. James M. Garlie Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,512,500 (11%) Preferred Stock: No Shares	Common Stock: 1,512,500 (8%) Preferred Stock: No Shares
Mr. Ronald J. Bach Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Mr. Steven B. Roth Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares
Mr. Robert L. Halverson Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 2,530,000 (18%) Preferred Stock: No Shares	Common Stock: 2,530,000 (13%) Preferred Stock: No Shares
Mr. Vinod P. Mistry Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares
Mr. Edward G. Monty Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Seifert Family Trust Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,010,000 (7%) Preferred Stock: No Shares	Common Stock: 1,010,000 (5%) Preferred Stock: No Shares

(*) Alternative Securities Markets Group Corporation 9107 Wilshire Blvd, Suite 450 Beverly Hills, CA 90210	Common Stock: 400,000 (2%) Preferred Stock: No Shares	Common Stock: 400,000 (2%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 4000,000 (FOUR HUNDRED THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation.

(A) Shares Outstanding Prior to Offering:	14,248,000
(B) Shares Outstanding After Offering:	19,648,000
(C) Options, Warrants & Rights:	1,674,800
(D) Incentive Stock Options - ISOs	1,000,000
(E) Total Options, Warrants & Rights	2,674,800
(F) FULLY DILUTED	22,322,800

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. Gerald D. Van Eeckhout, the Company's Chairman of the Board of Directors; Mr. James M. Garlie, the Company's President, Chief Executive Officer and Board of Directors Member; Mr. Ronald J. Bach, a member of the Company's Board of Directors; Mr. Steven B. Roth, a member of the Company's Board of Directors; and, Mr. Robert L. Halverson, a member of the Company's Board of Directors. Mr. Van Eeckhout, Mr. Garlie, Mr. Bach, and Mr. Halverson together own the majority of the issued and outstanding controlling Stock of Secure Authenticated Systems, Inc. Consequently these Shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the Board of Directors;
- Removal of any Directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Van Eeckhout, Mr. Garlie, Mr. Bach, and Mr. Halverson will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Since the Company's inception and through December 31, 2014, the Company's Board of Directors have made the following loans to the Company:

Mr. Gerald D. Van Eeckhout, the Company's Chairman of the Board of Directors and a Shareholder of the Company, has loaned the Company $21,975 consisting of eight (8) Notes bearing interest between ten percent (10%) and twelve percent (12%) per annum with Warrants or Conversion Rights exercisable at ten cents ($0.10) per Share between April 30, 2015 and December 31, 2015.

Mr. Ronald J. Bach, a Member of the Board of Director's and a Shareholder of the Company, has loaned the Company $33,077 consisting of seven (7) Notes bearing interest between ten percent (10%) and twelve percent (12%) per annum with Warrants or Conversion Rights exercisable at ten cents ($0.10) per Share between April 30, 2015 and December 31, 2015.

Mr. Steven B. Roth, a Member of the Board of Director's and a Shareholder of the Company, has loaned the Company $5,990 consisting of five (5) Notes bearing interest between ten percent (10%) and twelve percent (12%) per annum with Warrants or Conversion Rights exercisable at ten cents ($0.10) per Share between April 30, 2015 and December 31, 2015.

Mr. Robert H. Halverson, a Member of the Board of Director's and a Shareholder of the Company, has loaned the Company $29,030 consisting of fifteen (15) Notes bearing interest between ten percent (10%) and twelve percent (12%) per annum with Warrants or Conversion Rights exercisable at ten cents ($0.10) per Share between April 30, 2015 and December 31, 2015.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

Warrants and Rights -

The Company has reserved 1,674,800 Shares of its common stock for the following: 170,000 Shares for issuance upon conversion of $8,500 in Notes at five cents ($.05) per Share which were issued to two Shareholders; 345,000 Shares for issuance upon conversion of $34,500 in Notes at ten cents ($.10) per Share which were issued to Directors and a Shareholder; and, 1,159,800 Shares for issuance upon the exercise of Warrants to purchase Shares at ten cents ($.10) per Share which were issued to certain Directors and Shareholders. These Warrants and Rights are exercisable and convertible between April 30, 2015 and December 31, 2015.

Notes payable to Stockholders and Directors –

At December 31, 2014, the Company had Notes payable to Stockholders totaling $177,609: Fifty-three (53) Notes totaling $141,000 payable to Directors and a Shareholder's accruing interest at an annual rate of 10% and seventeen (17) Notes totaling $36,609 accruing interest at an annual rate of 12%. The majority of these Notes have conversion rights or include Warrants and all Notes are due between April 30, 2015 and December 31, 2015.

Licensing Agreement with the Board of Directors and three Shareholders

On June 14, 2011, the Company entered into licensing agreements with its Board of Directors and three shareholders. The licensing agreements require royalty payments to each of them of up to three quarters of one percent (3/4 of 1%) or a total of six percent (6%) of the Company's revenue beginning in April of 2015 and continual payments for as long as the Company's products and services are sold. The licensing agreements also require that in the event of the Company is purchased, the payment of $20,000 to each participant and continual payment for the following five years of operations.

Employment Agreement and Payable to Officer –

The Company has a five year employment agreement with Mr. James M. Garlie, a Director, Shareholder and its President and Chief Executive Officer, which runs to December 31, 2018 and requires payments of $48,000 a year with annual increases based on operations and other factors. In the event Mr. Garlie is terminated without cause, he is entitled to a severance payment equal to his then current salary.

Accrued salaries under the Agreement, less amounts that have been waived by Mr. Garlie. the President and CEO are recorded as a Payable to Officer. In 2014, $48,000 of salary for Mr. Garlie was accrued as an expense, and he waved this payable amount as a contribution to capital which is reflected in the accompanying financial statements. The total Payable to Officer at the end of 2014 was $42,195.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

Common Stock

We are offering FIVE MILLION COMMON STOCK SHARES (the "Securities") at a fixed prices of $0.15 per Share. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is**

filed indicating the intention to become qualified by operation of the terms of Regulation A. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 5,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Currently there are FOURTEEN MILLION, TWO HUNDRED FORTY-EIGHT THOUSAND Shares of Common Stock issued and outstanding. Each Share of Common Stock entitles the Shareholder to one (1) vote on each matter submitted to vote of the Company's Shareholders, including the election of Directors. There is no cumulative voting. Subject to the preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to Share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $0.15 per Share of Common Stock. If all Securities are purchased, the gross proceeds to the Company will be $750,000 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account with Wells Fargo Bank, and only after $100,000 in securities has been sold to investors will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

Determination of Offering Price: The price of the Common Stock has been arbitrarily determined in order for the Company to raise up to a total of $750,000 through this offering. The Offering Price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

- The Company's lack of an operating history;
- The proceeds to be raised by this Offering;
- The amount of capital to be contributed by purchasers in this offering, the amount of capital contributed by purchasers of previous offerings, and the amount of stock to be retained by our existing Stockholders, and;
- The Company's relative cash requirements

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 25,000,000 Shares of Common stock, $0.001 par value per Share (the "Common Stock"). As of February 1st, 2015 – 14,248,000 Shares of Common Stock were issued and outstanding.

All outstanding Shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per Share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to Share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to Share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 5,000,000 Shares of Preferred stock, no par value per Share (the "Preferred Stock"). As of February 1st, 2015 – NO Preferred Shares or Units were and are issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of February 1st, 2015, there were 14,248,000 Shares of our Common Stock outstanding, which were held of record by approximately THIRTY SIX stockholders.

As of February 1st, 2015, there were NO Shares of our Preferred Stock issued and outstanding.

Dividends

The Company has never declared or paid cash dividends. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends for the Company's Shares will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Nevada. Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Nevada's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Nevada's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

The following un-audited consolidated financial statements are included herein:

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31, 2014	December 31, 2013	December 31, 2012
ASSETS			
CURRENT ASSETS			
Cash	$ 388	$ 1,726	$ 466
Inventory	650	768	960
Prepaid expenses	-	-	1,000
TOTAL CURRENT ASSETS	1,038	2,494	2,426
OTHER ASSETS			
Fulfillment software	5,300	5,300	5,300
Website, product and operating system development	98,416	87,916	-
TOTAL OTHER ASSETS	103,716	93,216	5,300
TOTAL ASSETS	$ 104,754	$ 95,710	$ 7,726
LIABILITIES AND STOCKHOLDERS' DEFICIT			
CURRENT LIABILITIES			
Accounts payable	$ 30,409	$ 30,518	$ 24,130
Accrued interest	33,690	16,593	6,182
Notes payable to stockholders	177,609	140,117	75,413
Payable to officer	42,195	49,314	49,344
Minority interest in subsidiary	250	250	250
TOTAL CURRENT LIABILITIES	284,153	236,792	155,319
STOCKHOLDERS' DEFICIT			
Preferred stock, $.001 par value: 5,000,000 shares authorized, no shares issued and outstanding	-	-	-
Common stock, $.001 par value; 25,000,000 shares authorized, 14,248,000, 14,048,000 & 11,126,000 shares issued and outstanding	14,248	14,048	11,126
Additional paid-in capital	323,727	265,927	174,749
Deficit accumulated during the development stage	(517,374)	(421,057)	(333,468)
TOTAL STOCKHOLDERS' DEFICIT	(179,399)	(141,082)	(147,593)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 104,754	$ 95,710	$ 7,726

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	August 12, 2008 to December 31, 2014
REVENUES	$ 585	$ 1,723	$ -	$ 2,308
EXPENSES				
Research and Development	10,683	31,440	35,654	181,756
General and Administrative	69,123	47,104	32,569	110,738
Interest Expense	17,097	10,767	5,712	225,957
TOTAL EXPENSES	96,903	89,311	73,935	519,682
NET LOSS	(96,318)	(87,588)	(73,935)	(517,374)
NET LOSS PER SHARE	$ (0.01)	$ (0.01)	$ (0.01)	
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	14,224,923	12,378,000	10,481,077	

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Stockholders' Deficit
	Shares	Amount			
BALANCE AT AUGUST 12, 2008	-	$ -	$ -	$ -	$ -
Common stock issued	8,300,000	8,300	59,900	-	68,200
Net loss	-	-	-	(68,934)	(68,934)
BALANCE AT DECEMBER 31, 2008	8,300,000	8,300	59,900	(68,934)	(734)
Net loss	-	-	-	(22,613)	(22,613)
Common stock issued	100,000	100	2,400	-	2,500
BALANCE AT DECEMBER 31, 2009	8,400,000	8,400	62,300	(91,547)	(20,847)
Net loss	-	-	-	(40,737)	(40,737)
Return of shares to Company at no cost	(950,000) -	-	-	-	-
Sale of shares of treasury stock	950,000	-	14,500	-	14,500
Common stock issued for services	675,000	675	9,450	-	10,125
Common stock issued for cash	66,000	66	2,034	-	2,100
BALANCE AT DECEMBER 31, 2010	9,141,000	9,141	88,284	(132,285)	(34,860)
Net loss	-	-	-	(127,249)	(127,249)
Common stock issued for services	400,000	400	24,600	-	25,000
Common stock issued for cash	405,000	405	29,595	-	30,000
BALANCE AT DECEMBER 31, 2011	9,946,000	$ 9,946	$ 142,479	$ (259,533)	$ (107,108)
Net loss	-	-	-	(73,935)	(73,935)
Common stock issued for services	480,000	480	11,520		12,000
Common stock issued for cash	700,000	700	16,000	-	16,700
Equity in transaction in subsidiary stock	-	-	4,750	-	4,750
BALANCE AT DECEMBER 31, 2012	11,126,000	$ 11,126	$ 174,749	$ (333,468)	$ (147,593)
Net loss				(87,588)	(87,588)
Common stock issued for:					
Services	192,000	192	6,908		7,100
Cash	2,730,000	2,730	84,270		87,000
BALANCE AT DECEMBER 31, 2013	14,048,000	$ 14,048	$ 265,927	$ (421,057)	$ (141,082)
Net loss				(96,318)	(96,318)
Common stock issued for:					
Cash	200,000	200	9,800		10,000
Capital contribution - Officers Salary Waived			48,000		48,000
BALANCE AT DECEMBER 31, 2014	14,248,000	$ 14,248	$ 323,727	$ (517,374)	$ (179,399)

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	August 12, 2008 to December 31, 2014
OPERATING ACTIVITIES				
Net loss	$ (96,318)	$ (87,588)	$ (73,935)	$ (517,374)
Adjustments to reconcile net loss to net cash used by operating activities:				
Changes in working capital:				
Inventory	118	192	(650)	(650)
Prepaid expenses	-	1,000	(1,000)	-
Accounts payable	(109)	6,388	(15,220)	30,409
Accrued interest	17,097	10,412	3,371	33,690
Payable to officer	(7,119)	(31)	27,112	42,195
Net cash used by operating activities	(86,331)	(69,628)	(60,321)	(411,730)
INVESTING ACTIVITIES				
Fulfillment software	-	-	(5,300)	(5,300)
Website, product and operating system development	(10,500)	(87,916)	-	(98,416)
Net cash used by investing activities	(10,500)	(87,916)	(5,300)	(103,716)
FINANCING ACTIVITIES				
Sale of Treasury Stock	-	-	-	14,500
Issuance of common stock for services	-	7,100	12,000	58,925
Net proceeds from issuance of common stock	10,000	87,000	16,700	211,800
Net proceeds from notes payable - stockholders	37,493	64,704	31,114	177,609
Capital contribution - Officers Salary Waived	48,000			48,000
Equity in transactions of subsidiary stock	-	-	4,750	4,750
Minority interest in subsidiary	-	-	250	250
Net cash provided by financing activities	84,993	70,888	59,514	412,118
INCREASE (DECREASE) IN CASH	(1,338)	1,260	(808)	388
CASH				
Beginning of period	1,726	466	1,274	-
End of period	$ 388	$ 1,726	$ 466	$ 388

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. The Company and Summary of Significant Accounting Policies –

Description of Business

Secure Authenticated Systems, Inc. (the Company or SASI), was incorporated under the laws of the State of Nevada on August 12, 2008 (inception). On March 21, 2012, the Company formed Secure Authenticated Systems UK, LTD (SAS UK, LTD) as a 95% owned subsidiary. SAS UK, LTD will be doing the same business as the Company in the UK and the consolidated financial statements include the accounts of the Company and SAS UK, LTD. The Company has completed its operating system and is in the process of launching its first two proprietary products, the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS,*** **both of which are commercially available** .

The ***SecureLife MedCard®*** was developed as a "Stand alone" product (Card only) for use in emergency situations and can be purchased online at www.securelifemedcard.com

The ***SecureLife MedCard® PLUS*** includes the card and has online data storage capabilities for individuals who are looking for a secure method of organizing, storing and accessing all of their medical records. This product can be purchased online for an additional amount, with annual recurring payments. As part of the registration, a customer is assigned a pin number allowing them and their physician's access to their information. The Company uses FireHost as its hosting service which maintains the highest level of HIPAA compliancy.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company will recognize revenues upon the shipment of products and collection has been made or is reasonably assured.

Website, Product and Operating Systems Development

Certain costs incurred from independent contractors in the development of the Company's website, product and operating systems have been capitalized and will be amortized beginning when operations commence over a five year period.

Accounting for Stock Based Compensation

The Company has a stock-based employee compensation plan consisting of stock options and follows the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment (as amended)," to expense all options. Among other items, this requires companies to recognize the cost of employee/director services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The Company estimates the fair value of options at the grant date using Black-Scholes-Merton option pricing model. The model takes into consideration weighted average assumption related to the following: risk-free interest rate, expected life, expected volatility, and expected dividend rate.

Net Loss per Share

Basic and diluted net loss per share is computed by dividing the net loss (numerator) by the weighted-average common shares outstanding (denominator) during the period. Diluted potential common shares consist of Options, Warrants and Conversion Rights issuable upon exercise; such rights are not included in the calculation since they are anti-dilutive because of the net losses reported in all periods presented.

2. Going Concern –

The Company is in a development stage and has incurred losses since its organization. The Company had net losses of $517,374, $96,318, $87,588 and $73,935for the period from August 12, 2008 to December 31, 2014, the year ended December 31, 2014, the year ended December 31, 2013, and the year ended December 31, 2012, respectively and had a stockholders' deficit from operations of $517,374 at December 31, 2014. The Company's future success depends on its ability to generate sufficient operating cash flow or obtain adequate financing to meet its obligations. Management believes that its plan to obtain additional operating capital will enable the Company to continue operations. The accompanying financial statements do not include adjustments that might result if the Company is unable to continue as a going concern.

3. Stock Options, Warrants and Rights -

The Company adopted a Stock Option Plan in August of 2008, in which the Option Plan permits the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Option") and nonqualified options which do not meet the requirements of Section 422. A total of 1,000,000 shares of the Company's Common Stock are reserved for issuance pursuant to options to be granted under the Plan. Pursuant to the Option Plan, as of December 31st, 2014 no options have been granted under the plan.

The Company has reserved 1,674,800 shares of its common stock for the following: 170,000 shares for issuance upon conversion of $8,500 in Notes at five cents ($.05) per share which were issued to two shareholders; 345,000 shares for issuance upon conversion of $34,500 in Notes at ten cents ($.10) per share which were issued to Directors and a shareholder; and, 1,159,800 shares for issuance upon the exercise of Warrants to purchase shares at ten cents ($.10) per share which were issued to certain Directors and shareholders (See, table below).

4. Notes payable to Stockholders and Directors –

As of December 31st, 2014, the total Notes payable to Directors and Stockholders were $177,609: Fifty-three (53) Notes totaling $141,000 accruing interest at an annual rate of 10% and seventeen (17) Notes totaling $36,609 accruing interest at an annual rate of 12%. The majority of these Notes have conversion rights or include Warrants (See, 3. Stock Options, Warrants and Rights and the table below) and all Notes are due between April 30, 2015 and December 31, 2015.

Type of Note	Dollar amount	Warrants or Conversion Rights	Due Date	Exercise or Conversion Price	Expiration or Conversion Date
10% Notes Convertible at $.10	$ 6,000	60,000	April 30, 2015	$.10	April 30, 2015
12% Notes without Warrants	21,629	-	June 14, 2015	-	-
12% Notes with Warrants	14,980	179,800	December 31, 2015	$.10	December 31, 2015
10% Notes Convertible at $.05	8,500	170,000	December 31, 2015	$.05	December 31, 2015
10% Notes Convertible at $.10	31,500	315,000	December 31, 2015	$.10	December 31, 2015
10% Notes with Warrants	95,000	950,000	December 31, 2015	$.10	December 31, 2015
Total Notes, Warrants & Rights:	$177,609	1,674,800			

5. Licensing Agreement with the Board of Directors and three Shareholders –

On June 14, 2011, the Company entered into licensing agreements with its Board of Directors and three Shareholders. The licensing agreements require royalty payments to each of them of up to three quarters of one percent (¾ of 1%) or a total of six percent (6%) of the Company's revenue beginning in April of 2015 and continual payments for as long as the Company's products and services are sold. The licensing agreements also require that in the event the Company is purchased, the payment of $20,000 to each participant and continual royalty payments for the following five years of operations.

6. Income Taxes –

The financial statements of the Company and its income tax returns are prepared using the accrual basis of accounting and there no significant differences in income or expenses for financial reporting and income tax purposes.

The Company has reported no income tax expenses since it realized a net loss for income tax purposes for each period since inception. The Company's effective US federal statutory tax rate of 25% does not result in an income tax credit or deferred tax asset from it's net operating losses since such tax credits of $96,318, $87,588, and $79,935, for the years ended December 31, 2014, 2013 and 2012, respectively, are offset by equivalent valuation allowances in each of the periods. There are no other significant differences in financial reporting and income tax purposes that would result in income tax expense or credits for each of the periods. As of the end of each of the periods presented, the Company has concluded that it is more likely than not that the deferred tax asset will not be utilized and therefore provided a full valuation allowance against the deferred tax assets.

At December 31, 2014, the Company had $517,374 in federal net loss carry-overs, which expire at various amounts and dates from 2028 through 2034.

7. Commitments -

Employment Agreement and Payable to Officer

The Company has a five year employment agreement with its President and Chief Executive Officer, which runs to December 31, 2018 and requires payments of $48,000 a year with annual increases based on operations and other factors. In the event of termination without cause, the President and CEO is entitled to a severance payment equal to his then current salary.

Accrued salaries under the Agreement, less amounts that have been waived by the President and CEO are recorded as a Payable to Officer. In 2014, $48,000 of salary for the President and CEO was accrued as an expense, and he waved this payable amount as a contribution to capital which is reflected in the accompanying financial statements. The total Payable to Officer at the end of 2014 was $42,195.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Secure Authenticated Systems, Inc.

By: Mr. Gerald D. Van Eeckhout

By: ____________________________________
Name: Mr. Gerald D. Van Eeckhout
Title: Chairman of the Board of Directors

By: Mr. James M. Garlie

By: ____________________________________
Name: Mr. James M. Garlie
Title: President, CEO & Member of the Board of Directors

By: Mr. Ronald J. Bach

C

By: ____________________________________
Name: Mr. Ronald J. Bach
Title: Member of the Board of Directors

By: Mr. Steven B. Roth

By: Steven Roth

Name: Mr. Steven B. Roth
Title: Member of the Board of Directors

By: Mr. Robert L. Halverson

By: Robert L Halverson

Name: Mr. Robert L. Halverson
Title: Member of the Board of Directors

By: Mr. Steven J. Muehler (Alternative Securities Markets Group Corporation)

By: ______________________________

Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: M4TUWBJNR43G3XVHICHWYW





Robert Halverson
Party ID: NFTZBXIIBLA3AZKCYMC7SG
IP Address: 216.67.2.54
VERIFIED EMAIL: rhalvr@aol.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 5ded43428727a426ca23ed76bd01f8159e75d9a1



Steven Roth
Party ID: ZLC43VIKN5CDYFPNRJ83B4
IP Address: 174.236.230.95
VERIFIED EMAIL: sroth004@comcast.net

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum deb00f16ab4eedb67f6529338fae5c42ccab93b8



Ronald Bach
Party ID: DIBT9JIKUJRD2YHZEPVBLB
IP Address: 209.162.59.8
VERIFIED EMAIL: ronbach@mindspring.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 9fdf4a0bc6af21097b09a536828ebb5f5f2fd826



James M. Garlie
Party ID: 2MEZP3JF8IIF8E4GRFVL2D
IP Address: 75.95.164.29
VERIFIED EMAIL: jimgarlie@sasisystems.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 4e92204e97ceea181802335bf828f7b09f452ede



This signature page provides a record of the online activity executing this contract.

Signature Certificate

Document Reference: M4TUWBJNR43G3XVHICHWYW


RightSignature
Easy Online Document Signing



Gerald D. Van Eeckhout
Party ID: ULWG9EIF3LMYBUP6EN9W9L
IP Address: 71.196.131.2
VERIFIED EMAIL: everprises@aol.com



Multi-Factor
Digital Fingerprint Checksum 9d5dde852a89e16b364daf7b2f01e2f467b3fbd1





Alternative Securities Markets Group
Party ID: YEHN3XJ9ZL5Z25FFJILI5Z
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com



Multi-Factor
Digital Fingerprint Checksum f836404e0c3a59d44464f7646447d0e7eb01633a



Timestamp	Audit
2014-12-07 16:24:12 -0800	All parties have signed document. Signed copies sent to: Robert Halverson, Steven Roth, Ronald Bach, James M. Garlie, Gerald D. Van Eeckhout, and Alternative Securities Markets Group.
2014-12-07 16:24:11 -0800	Document signed by Steven Roth (sroth004@comcast.net) with drawn signature. - 71.207.78.60
2014-12-07 00:55:18 -0800	Document signed by Ronald Bach (ronbach@mindspring.com) with drawn signature. - 209.162.59.8
2014-12-05 20:43:31 -0800	Document viewed by Ronald Bach (ronbach@mindspring.com). - 209.162.59.8
2014-12-05 20:43:31 -0800	Document viewed by Ronald Bach (ronbach@mindspring.com). - 209.162.59.8
2014-12-05 17:00:13 -0800	Document viewed by Steven Roth (sroth004@comcast.net). - 174.236.230.95
2014-12-05 15:05:41 -0800	Document signed by Robert Halverson (rhalvr@aol.com) with drawn signature. - 216.67.2.54
2014-12-05 14:23:59 -0800	Document viewed by Robert Halverson (rhalvr@aol.com). - 216.67.2.54
2014-12-05 12:53:47 -0800	Document signed by Gerald D. Van Eeckhout (everprises@aol.com) with drawn signature. - 71.196.131.2
2014-12-05 12:53:14 -0800	Document viewed by Gerald D. Van Eeckhout (everprises@aol.com). - 71.196.131.2
2014-12-05 12:38:49 -0800	Document signed by James M. Garlie (jimgarlie@sasisystems.com) with drawn signature. - 75.95.164.29
2014-12-05 12:35:19 -0800	Document viewed by James M. Garlie (jimgarlie@sasisystems.com). - 75.95.164.29



This signature page provides a record of the online activity executing this contract.

Signature Certificate

Document Reference: M4TUWBJNR43G3XVHICHWYW

RightSignature
Easy Online Document Signing

2014-12-05 12:33:22 -0800	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-12-05 12:32:52 -0800	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-12-05 12:32:51 -0800	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Secure Authenticated Systems, Inc. Articles of Incorporation	
B	Secure Authenticated Systems, Inc. Bylaws	
C	Secure Authenticated Systems, Inc. License Agreement – Jerry Van Eeckhout	
D	Secure Authenticated Systems, Inc. License Agreement – James Garlie	
E	Secure Authenticated Systems, Inc. License Agreement – Ron J. Bach	
F	Secure Authenticated Systems, Inc. License Agreement – Steve B. Roth	
G	Secure Authenticated Systems, Inc. License Agreement – Robert & Janice Halverson	
H	Secure Authenticated Systems, Inc. License Agreement – Craig B. Wisman	
I	Secure Authenticated Systems, Inc. License Agreement – Don P. Hesskamp	
J	Secure Authenticated Systems, Inc. License Agreement – Ed. G. & Jo E. Monty	
K	Secure Authenticated Systems, Inc. Employment Agreement – Jim Garlie	
L	Secure Authenticated Systems, Inc. Promissory Note – EEL & JVE	
M	Secure Authenticated Systems, Inc. Promissory Note – Ronald J. Bach	
N	Secure Authenticated Systems, Inc. Promissory Note – Steven B. Roth	
O	Secure Authenticated Systems, Inc. Promissory Note – Robert & Janice Halverson	
P	Secure Authenticated Systems, Inc. Promissory Note – Vinod P. Mistry	
Q	Secure Authenticated Systems, Inc. Promissory Note – Ed & Jo Monty	
R	Secure Authenticated Systems, Inc. Promissory Note – Craig B. Wisman	

S	Secure Authenticated Systems, Inc. Promissory Note – Vinod P. Mistry	
T	Secure Authenticated Systems, Inc. Promissory Note – Theresa L. Garlie & Jim Garlie's Mother	
U	Secure Authenticated Systems, Inc. Promissory Note – Rob & Barb Thomssen	
V	Secure Authenticated Systems, Inc. Promissory Note – Emily Magrish	
W	Secure Authenticated Systems, Inc. Promissory Note – Robert Halverson & Son	
X	Secure Authenticated Systems, Inc. Promissory Note – Gina M. Garlie	
Y	Broker-Dealer & Market Listing Agreement Secure Authenticated Systems, Inc. & Alternative Securities Markets Group	
Z	California Broker-Dealer Filing Alternative Securities Market, LLC (Filed February 2015)	
AA	Copy of Company page at: http://www.AlternativeSecuritiesMarket.com	
BB	Secure Authenticated Systems, Inc. Investor Subscription Agreement	
CC	Secure Authenticated Systems, Inc. Legal Opinion Letter	To be Filed Later
DD	Secure Authenticated Systems, Inc. Qualification Letter	To be Filed Later

PDF Copies of all Exhibits available on the Secure Authenticated Systems Company Page at:

http://www.AlternativeSecuritiesMarket.com (access also through http://www.ASMGCorp.com)

EXHIBIT A

STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

August 12, 2008

Job Number	**Corporation Number**	
C20080812-0863	E0511482008-6	
Filing Description	**Document Filing Number**	**Date/Time of Filing**
Articles of Incorporation	20080536678-15	August 12, 2008 09:55:45 AM

Corporation Name	**Registered Agent**
SECURE AUTHENTICATED SYSTEMS, INC.	SECURE AUTHENTICATED SYSTEMS, INC. C/O JAMES M. GARLIE

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

FILE NUMBER

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT OF

SECURE AUTHENTICATED SYSTEMS, INC.

(Name of Corporation)

FOR THE FILING PERIOD OF AUG 2008

The corporation's duly appointed register

SECURE AUTHENTICATED SYS
3684 S. PARADISE ROAD SUITE
LAS VEGAS NV 89169

CHECK BOX IF YOU REQUIRE A FORM

Important: Read instructions before completing

1030

94-7074/3212 1735
8276226746

JAMES M GARLIE
3684 S PARADISE RD 3110
LAS VEGAS, NV 89169

DATE 8-19-08

PAY TO THE ORDER OF Secretary of State $ 125.00

One hundred twenty five 00/100 DOLLARS

Wells Fargo Bank, N.A.
Nevada
wellsfargo.com

FOR

⑆321270742⑆ 8276226746⑈ 01030

---

1. Print or type names and addresses either residence or busine... Have an officer sign the form. FORM WILL BE RETURNED...
2. If there are additional directors attach a list of them to this form
3. Return the completed form with the $125.00 filing fee, if no ca... penalty must be added for failure to file this form by the last day of the first month following the incorporation/initial registration with this office.
4. Make your check payable to the Secretary of State. Your cancelled check will constitute a certificate to transact business per NRS 78.155. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 89701-4201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

FILING FEE: $125.00 LATE PENALTY: $75.00

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is:

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)	CITY	St	Zip
James M. Garlie	PRESIDENT (OR EQUIVALENT OF)			
ADDRESS 3684 S. Paradise Rd #3110		Las Vegas	NV	89169
3684 S. Paradise Rd #3110		Las Vegas		
James M. Garlie	SECRETARY (OR EQUIVALENT OF)			
ADDRESS 3684 S. Paradise Rd #3110		Las Vegas	NV	89169
James M Garlie	TREASURER (OR EQUIVALENT OF)			
ADDRESS 3684 S. Paradise Rd #3110		Las Vegas	NV	89169
James M. Garlie	DIRECTOR			
ADDRESS 3684 S. Paradise Rd #3110		Las Vegas	NV	89169

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer [signature] Title President Date 8-19-08



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number 20080536678-15
Ross Miller Secretary of State State of Nevada	Filing Date and Time 08/12/2008 9:55 AM
	Entity Number E0511482008-6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	SECURE AUTHENTICATED SYSTEMS, INC.
2. Registered Agent for Service of Process: (check only one box)	☐ Commercial Registered Agent: Name ☐ Noncommercial Registered Agent (name and address below) OR ☒ Office or Position with Entity (name and address below) JAMES M. GARLIE Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity 3684 S. PARADISE ROAD SUITE 3110 (Street Address), LAS VEGAS (City), Nevada 89169 (Zip Code) Mailing Address (if different from street address), City, Nevada, Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares with par value: 30,000,000 Par value per share: $ .001 Number of shares without par value:
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) JAMES M. GARLIE (Name) 3684 S. PARADISE ROAD SUITE 3110 (Street Address), LAS VEGAS (City), NV (State), 89169 (Zip Code) 2) Name Street Address, City, State, Zip Code
5. Purpose: (optional; see instructions)	The purpose of the corporation shall be: TO CREATE SECURE BIOMETRIC IDENTIFICATION SYSTEMS
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	JAMES M. GARLIE (Name) X James M Garlie (Incorporator Signature) 3684 S. PARADISE ROAD SUITE 3110 (Address), LAS VEGAS (City), NV (State), 89169 (Zip Code)
7. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named Entity. X James M Garlie 08/10/08 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity, Date

This form must be accompanied by appropriate fees.

SECRETARY OF STATE



STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **SECURE AUTHENTICATED SYSTEMS, INC.**, did on August 12, 2008, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on August 12, 2008.

ROSS MILLER
Secretary of State

By

Certification Clerk

STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

SECURE AUTHENTICATED SYSTEMS, INC. C/O JAMES M. GARLIE
3684 S. PARADISE ROAD SUITE 3110
LAS VEGAS, NV 89169

August 12, 2008

Job Number: C20080812-0863

Job Contents:

NV Corp Filing Acknowledgement(s):	1
File Stamped Copy(s):	1
Corp Charter(s):	1
ILO-ALO Profit(s):	1

Special Handling Instructions:

NF P/U AJW 8/12/08

SECURE AUTHENTICATED SYSTEMS, INC. C/O JAMES M. GARLIE
3684 S. PARADISE ROAD SUITE 3110
LAS VEGAS, NV 89169

STATE OF NEVADA

ROSS MILLER
Secretary of State



SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Job Receipt

August 12, 2008

Job Number: C20080812-0863
Account Number:

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Articles of Incorporation	20080536678-15	8/12/2008 9:55:45 AM	1	$75.00	$75.00
24 Hour Expedite	20080536678-15	8/12/2008 9:55:45 AM	1	$125.00	$125.00
Total					$200.00

Payments

Type	Description	Amount
Credit	234961I08081210613616	$200.00
Total		$200.00

Job Balance: $0.00

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

EXHIBIT B

BY-LAWS

OF

SECURE ATHENTICATED SYSTEMS, INC.

ARTICLE I
Offices

Section 1. Registered Office. The address of the registered office of the corporation is 3684 Paradise Rd., Suite 3110, Las Vegas, Nevada 89169. The registered office need not be identical with principal office of the corporation and may be changed from time to time by the Board of Directors.

Section 2. Other Offices. The corporation may have such other offices at such other places within and without the State of Nevada as the Board of Directors may from time to time determine.

ARTICLE II
Meetings of Shareholders

Section 1. Place of Meeting. All meetings of the shareholders of this corporation shall be held at its principal office unless some other place for any such meeting within or without the State of Nevada is designated by the Board of Directors in the written notice of meeting.

Section 2. Annual Meeting Day. The annual meeting of the shareholders of this corporation shall be held on a day to be designated by the Board of Directors in the form of a written notice of meeting, which written notice of meeting shall designate the time of meeting and place of meeting if other than the corporation's principal office. At the annual meeting the shareholders shall elect a Board of Directors and transact such other business as may be properly brought before the meeting. If an annual meeting is not held during any calendar year, or if the directors are not elected thereat, the directors may be elected at a special meeting of the shareholders called for that purpose, which special meeting shall be called upon the demand of any shareholder entitled to vote, which demand for and call of said special meeting shall be in accordance with the provisions of Section 3 of this Article relating to demands for call of a special meeting of the shareholders.

Section 3. Special Meetings. Special meetings of shareholders, for any purpose or purposes, may be called by the President and in his or her absence by the Vice President or by the Board of Directors or any two or more members thereof, or in the manner hereinafter provided by one or more shareholders holding not less than one tenth of the voting power of the shareholders. Upon request in writing by registered mail or by any person or persons entitled to call a meeting of shareholders, it shall be the duty of such officer forthwith to cause notice to be given to the shareholders entitled to vote, of a meeting to be held at such time as such officer shall fix, not less than one (1) or more than sixty (60) days after receipt of such request. The officer shall not fix a date which unduly delays the meeting or shall have the effect of defeating the purpose of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purpose or purposes stated in the notice of meeting.

Section 4. Notice of Meeting. Written notice of the annual meeting stating the time and place thereof shall be given to each shareholder of record entitled to vote at such meeting at least ten (10) days prior to the date of such annual meeting. Written notice of all special meetings of shareholders stating the time, place and purposes thereof shall also be given to each shareholder of record entitled to vote at such meeting at least one (1) day before the date fixed at such meeting. All notices of meeting shall be mailed to each shareholder at his or her address as it appears on the stock transfer books of the corporation and shall be deemed delivered when deposited in the United States mail, with postage thereon prepaid. Notices given by telegram shall be deemed delivered when telegram is delivered to the telegraph company properly addressed and prepaid. Any shareholder may waive notice of any meeting.

Section 5. Record Date. For the purposes of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors of the corporation may but need not fix a date as the record date for any such determination of shareholders, which record date, however, shall in no event be more than sixty (60) days prior to any such intended action or meeting.

Section 6. Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting a majority of the shares so represented may adjourn the meeting from time to time without further notice. Any business may be transacted at the meeting held pursuant to the adjournment and at which a quorum shall be present or represented which might have been transacted at the adjourned meeting. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 7. Voting and Proxies. At each meeting of the shareholders every shareholder shall be entitled to one vote in person or by proxy for each share of capital stock held by such shareholder but no proxy shall be entitled to vote after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Every proxy shall be in writing (which shall include telegraphing, cable or fax anfax or telephotographic transmission), and shall be filed with the Secretary of the corporation before or at the time of the meeting. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the presiding officer of the meeting. When a quorum is present at any meeting, the votes of the holders of the majority of the shares having voting power present in person or represented by proxy shall decide any questions brought before such meeting, unless the question is one upon which by express provision of the statutes or the Articles of Incorporation or these By-laws a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 8. Informal Action By Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all the shareholders of record entitled to vote as of the date of such resolution.

ARTICLE III
Directors

Section 1. General Powers. The business and the property of the corporation shall be managed and controlled by the Board of Directors. The directors may exercise all such powers and do all such things as may be exercised or done by the corporation subject to the provisions of the Articles of Incorporation, these By-laws and all applicable law.

Section 2. Number, Tenure and Qualification. The number of directors which shall constitute the whole Board of Directors shall be between one and seven or as otherwise fixed from time to time by resolution of the shareholders subject to increase by resolution of the Board of Directors. No decrease in the number of directors pursuant to this section shall effect the removal of any director then in office except upon compliance with the provisions of Section 8 of this Article. Each director shall be elected at the annual meeting of shareholders, except as provided in Section 7 of this Article, and shall hold office until the next annual meeting of shareholders and thereafter until his or her successor is duly elected and qualified, unless a prior vacancy shall occur by reason of his death, resignation or removal from office. Directors need not be shareholders.

Section 3. Regular Meetings. A regular meeting of the Board of Directors shall be held immediately after, and at the same palace as, the annual meeting of shareholders. Other regular meetings of the Board of Directors may be held at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, or in his or her absence by the Vice President, or shall be called by the Secretary on the written request of any (3) directors. The person or persons authorized to call special meetings may fix the time and place, either within or without the State of Nevada, for any such special meeting.

Section 5. Notice of Meetings. Ten (10) day written notice of the annual meeting of directors and of all regular meetings of directors shall be given to all directors. Such notices shall be deemed delivered when deposited in the United States mail properly addressed, with postage thereon prepaid. Ten (10) days written notice of all special meetings of the Board of Directors shall be given to each director. In the event that notice is given by mail, such notice shall be mailed at least two (2) days prior to the special meeting and shall be deemed delivered when deposited in the United States mail properly addressed with postage thereon prepaid. Notice given by telegram shall be deemed to be delivered when the telegram is delivered to the telegraph company properly addressed and prepaid. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, unless his or her attendance is for the express purpose of objecting to the transaction of business on grounds that the meeting is not lawfully called or convened.

Section 6. Quorum and Voting. A majority of the directors then in office shall constitute a quorum for the transaction of business at any regular or special meeting of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors any of the directors present may adjourn the meeting from time to time without further notice. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors except as to any question upon which any different or greater vote is required by the Articles of Incorporation, these By-laws or Nevada Statutes.

Section 7. Vacancies and Newly Created Directorships. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the directors remaining in the office even though said remaining directors may be less than a quorum; any newly created directorship resulting from an increase in the authorized number of directors by action of the Board of Directors may be filled by a two-thirds vote of the directors serving at the time of such increase; or said vacancy or newly created directorship may be filled by resolution of the shareholders at any annual meeting or at any special meeting called for that purpose. Unless a prior vacancy occurs by reason of his death, resignation or removal from office any director so elected shall hold office until the next annual meeting of shareholders or until his successor is duly elected and qualified.

Section 8. Removal of Directors. The entire Board of Directors or any director or directors may be removed from office with or without cause, at any special meeting of the shareholders duly called for that purpose a provided in these By-laws, by a vote of the shareholders holding a majority of the shares entitled to vote at an election of directors. At such meeting a successor or successors may be elected by the vote of the holders of the shares having voting power present in person or represented by proxy , or if any vacancy is not so filled, it may be filled by the directors as provided in Section 7 of the Article.

Section 9. Executive Committee. The Board of Directors may, by unanimous resolution of all directors then in office, appoint an Executive Committee of three or more directors to meet and act on behalf of the Board of Directors between meetings of the Board. The Executive Committee shall advise and aid the officers of the corporation in all matters concerning management of its business, and between meetings of directors the Executive Committee shall possess and may exercise all the powers of the Board of Directors with reference to the conduct of the business of the corporation, except the power to fill vacancies in their own membership, which vacancies shall be filled by the Board of Directors. The Executive Committee shall meet at stated times or on notice to all members. It shall fix its own rules of procedure. A majority of the committee shall constitute a quorum by the affirmative vote of a majority of the whole committee shall be necessary on every item of business. The Executive Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors.

Section 10. Other Committees. The Board of Directors may appoint such other committees and delegate to such committees such powers and responsibilities as it may from time to time deem appropriate.

Section 11. Action in Writing. Any action which might be taken at a meeting of the Board of Directors or of a lawfully constituted Executive Committee thereof may be taken without a meeting if such action is taken in writing and signed by all of the directors then in office or by all of the members of such committee as the case may be.

Section 12. Meeting by Means of Conference Telephone. Members of the Board of Directors of the corporation, or any committee designated by such Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

ARTICLE IV
Officers

Section 1. Number. The officers of the corporation shall be elected by the Board of Directors and shall include a President, one or more Vice-Presidents, a Secretary and a Treasurer. The board of Directors may also appoint such other officers and assistant officers as it may deem necessary. Except as provided in these By-laws, the Board of Directors shall fix the powers, duties and compensation of all officers. Officers may, but need not, be directors of the corporation.

Section 2. Election and Term of Office. Officers shall be elected at each annual meeting of the Board of Directors and shall hold office at the pleasure of the Board. An officer shall hold office until his successor shall have been duly elected unless prior thereto he shall have resigned or been removed from office as hereinafter provided.

Section 3. Removal and Vacancies. Any officer or agent elected or appointed by the Board of Directors may be removed with or without cause any time by the vote of a majority of the Board of Directors. Any vacancy in any office of the corporation shall be filled by the Board of Directors.

Section 4. President. The president shall be chief executive officer of the corporation, shall preside at all meetings of the shareholders and the Board of Directors, shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall have the general powers and perform such other duties as the Board of Directors may from time to time prescribe.

Section 5. Vice-Presidents. The Vice-President, or Vice-Presidents in case there are more than one, shall have such powers and perform such duties as the president or the Board of Directors may from time to time prescribe. In the absence of the President or in the event of his death, inability or refusal to act, the Vice-President, or in the event there be more than one Vice-President, the Vice Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election, shall perform the duties of the President and when so acting, shall have all the powers of and be subject to all of the restrictions upon the President.

Section 6. Secretary. The Secretary shall attend all meetings of the Board of Directors and of the shareholders and record all votes and the minutes of all proceedings of the Board of Directors and of the shareholders in a book to be kept for the purpose. He or she shall keep the stock books of the corporation. He or she shall give or cause to be given notice of all meetings of the shareholders and of special meetings of the Board of Directors, and shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 7. Treasurer. The Treasurer shall have the care and custody of the corporate funds and securities of the corporation and shall disburse the funds of the corporation as may be ordered from time to time by the President or the Board of Directors. He or she shall keep full and accurate account of all receipts and disbursements in books belonging to the corporation and shall have such other powers and perform such other duties as the President or the Board Directors may from time to time prescribe.

Section 8. Other Officers. The Assistant Secretaries and Assistant Treasurers in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Secretary of Treasurer, perform the duties and exercise the powers of the Secretary and Treasurer respectively. Such Assistant Secretaries and Assistant Treasurers shall hold office for the term established by the Board of Directors and shall such powers, perform such duties and be responsible to such other office as the Board of Directors may from time to time prescribe.

ARTICLE V
Certificate of Stock

Section 1. Certificates. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary. If a certificate is signed (1) by a transfer agent or and assistant transfer agent or (2) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any corporation by the holder of record thereof or by his legal representative who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of State of the corporation, and on surrender of such shares to the corporation or the transfer agent of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

ARTICLE VI
Contract, Loans, Checks and Deposits

Section 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the corporation, and no evidences of indebtedness shall be issued in its name unless authorized by resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Check, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors may select.

ARTICLE VII
Indemnification

Section 1. Indemnification. The corporation acting through its Board of Directors, or as otherwise provided in this By-Law, shall as fully as may be permitted from time to time by the statutes and decisional law of the State of Nevada or by any other applicable rules or principles of law, indemnify each office of the corporation against the expense of any action to which he was or is a party or is threatened to be made a party by reason of the fact that he is or was an officer of the corporation. An provision in these By-Laws which would prevent the indemnification of an officer to the full extent permitted by law as it may from time be expanded by statute, decision of court or otherwise, shall be deemed amended to conform to such expanded right of indemnification without formal action by the Board of Directors or shareholders.

Section 2. Definitions. As used in the By-Law: (i) the term "officer" means any person who is, was or may hereafter be a director, officer, employee or agent of this corporation or, at the request of this corporation, of any other enterprise and the rights of indemnification under this By-Law shall inure to the benefit of the heirs, executors and administrators of any of such persons, (ii) the term "action" means any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative including those by or in the right of the corporation and whether or not involving an act or omission of an officer in his capacity as such, and whether or not he is an officer, at the time of such action, and (iii) the term "expenses of any action" shall include attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with an action.

Section 3. Standard of Conduct. An officer shall be indemnified with respect to any action (other than an action by or in the right of the corporation to procure a judgment in its favor) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, if it is a criminal action, he had no reasonable cause to believe his conduct was unlawful. If the action be one by or in the right of the corporation to procure a judgment in its favor, then in addition to the requirements of the preceding sentence, an officer shall be indemnified only if he is not adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or, if he is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, then he shall be indemnified only to the extent that the court in which such action was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person fairly and reasonably entitled to indemnity for such expenses incurred which such court shall deem proper. If he is successful on the merits or otherwise in defense of any action, an officer shall be indemnified for expenses actually and reasonably incurred by him in connection with such action. In all other cases (other than an action in which the officer is successful on the merits or otherwise in defense of such action or in an action by or in the right of the corporation to procure a judgment in its favor where the office has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation), an officer shall be indemnified, unless ordered by a court, only as authorized in the specific case upon a determination that indemnification of the officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made by the Board of Directors by a majority vote or a quorum consisting of directors who were not parties to such action or if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or by the shareholders. The determination may be made that he is entitled to indemnification as to some matters even though not so entitled as to others. The termination of any action by judgment, order, settlement, conviction or upon a plea of nolo contender or its equivalent shall not, of itself, create a presumption that the officer did not act in a manner entitling him to indemnification under the By-Law.

Section 4. Determination of Conduct. Except where an officer is successful on the merits or otherwise in the defense of an action and except where a court determination is required by law for indemnification in an action by or in the right of the corporation an officer shall first seek a determination that he met the applicable standard of conduct set forth above from the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action or if such a quorum is not obtainable, or, even if obtainable, a quorum consisting of directors who were not parties to such action or if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterred directors so directs, by independent legal counsel in a written opinion, or by the shareholders, it being the belief of this corporation that the best judges of an officer's conduct are those familiar with business activities of the corporation. In the event that it is determined that the officer partially or completely failed to meet the applicable standard of conduct, or if no determination is reach within a reasonable time, the officer may apply to the District Court of the State of Nevada for a determination of his right to indemnification and the result of any prior determination of that right by disinterested directors or by independent legal counsel or by the shareholders shall not be entered into evidence or considered by the court in its independent determination.

Section 5. Expenses Advance. Expenses incurred in defending an action may be paid by the corporation in advance of the disposition of such action as authorized by the Board of Directors in the manner provided in Section 3 of the Article VII upon receipt of an undertaking by or on behalf such officers to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized by law.

Section 6. Nonexclusively. The indemnification provided by this By-Law shall not exclude any other right to which an officer may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall not imply that the corporation may not provide lawful indemnification not expressly provided for by this By-Law.

Section 7. Insurance. The corporation may purchase and maintain insurance on behalf of any officer against any liability asserted against him and incurred by him in any such capacity to the full extent as may from time to time be permitted by law.

Section 8. Notice to Shareholders. If an officer is indemnified by the corporation other than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held with three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the officers paid, the amount paid and the nature and status of the litigation or threatened litigation at the time of such payment.

ARTICLE VIII
Miscellaneous

Section 1. Dividends. The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and condition provided by law.

Section 2. Reserves. There may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors may from time to time, in their absolute discretion, deem proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for the purchase of additional property, or for such other purpose as the directors shall deem to be consistent with the interests of the corporation, and the directors may modify or abolish such reserve.

Section 3. Fiscal Year. The fiscal year of the corporation shall begin on the 1st day of January and end on the last day of December in each year.

Section 4. No Seal. This corporation shall have no corporate seal.

Section 5. Amendments. Except as limited by the Articles of Incorporation of the corporation, these By-Laws may be altered or amended by the Board of Directors at any regular or special meeting of directors to the full extent permitted by law, subject however to the power of the shareholders of this corporation to alter or repeal such By-Laws.

We, the undersigned, President and Secretary respectively of Secure Authenticated Systems, Inc. do hereby certify that the foregoing By-Laws are the By-Laws adopted for the corporation by its Board of Directors at a meeting held on the 12th day of August, 2008.

____
James M. Garlie
PRESIDENT

____
James M. Garlie
SECRETARY

EXHIBIT C

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Evergreen Enterprises LLC ("EEL") at 3913 Mountainside Trail, Evergreen, CO 80439, or at such other place as may be designated by EEL, or its Chairman's successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT D

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of James M. Garlie ("Garlie") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103, or at such other place as may be designated by Garlie, and his successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Gerald D. Van Eeckhout, Chairman

EXHIBIT E

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Ronald J. Bach ("Bach") at 6625 Dakota Trail, Edina, MN 55439, or at such other place as may be designated by Bach, and his successors and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT F

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Steven B. Roth ("Roth") at 2405 Kensington Way, Harrisburg, PA 17112, or at such other place as may be designated by Roth, and his successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT G

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Robert L. & Janice M. Halverson ("Halverson") at 1371 Hillcrest Dr. Unit 303, Anchorage, AK 99503, or at such other place as may be designated by Halverson, and their successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

____

James M. Garlie, President

EXHIBIT H

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Craig B. Wisman ("Wisman") at 1024 Mt. Alem Drive, Hummelstown, PA 17036, or at such other place as may be designated by Wisman, and his successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT I

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Donald P. Hesskamp ("Hesskamp") at 1807 Marathon Drive, Las Vegas, NV 89108, or at such other place as may be designated by Hesskamp, and his successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT J

Services Rendered

Las Vegas, Nevada
June 14, 2011

LICENSING AGREEMENT

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Edward G. and Jo E. Monty ("Monty") at 1671 North Bogey Point, Hernando, FL 34442, or at such other place as may be designated by Monty, and their successor's and heirs:

a) the sum of Three Quarters of One percent (.075 of 1%) of SASIs revenue beginning in year two (2) of SASIs operations, which payments will be transferrable to the Holder's successors, assigns and heirs and will continue for so long as SASI is in business and the SecureLife MedCard, "SecureLife MedCard PLUS, SecureLife MedCard Accessories, SecureLife MedCard ADVANCE, SecureLife Phone APP, SecureLife SAFE, SecureLife PetCard and any successor products or services that are marketed regardless of Board of Director and/or Management changes; and,

b) in the event the Company is acquired, the sum of $20,000 and the continuation of the royalty payments for five (5) additional years.

Royalty payments shall be made quarterly on the fifteenth (15th) of the month following the end of each quarter.

All payment obligations pledged in this Agreement are secured by the assets of SASI, and may not be pledged or hypothecated, and may not be sold or transferred without the consent of the majority of the Licensing Agreement holders or their heirs.

If default be made in the royalty payments or in the performance of any of the terms, covenants, or conditions of this Licensing Agreement, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Licensing Agreement or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payments agreed to in this Licensing Agreement waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or

modifications which might be made by the holder hereof as to the line of payments agreed to in this Licensing Agreement from time to time, and further agree that the security for the payments agreed to in this Licensing Agreement or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payments agreed to in this Licensing Agreement.

Secure Authenticated Systems, Inc.

James M. Garlie, President

EXHIBIT K

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into on August 12, 2013 by and between Secure Authenticated Systems, Inc., a Nevada corporation ("Company" or "Corporation") and James M. Garlie a resident of Las Vegas, Nevada ("Executive").

WHEREAS, Executive has been serving as the sole Director, President, Treasurer and Secretary of the Company; and,

WHEREAS, the Company and Executive desire to reduce the terms and conditions of Executive's employment with Company to writing in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained in this Agreement, the parties agree as follows:

1. **Employment**. Company retains and employs Executive as the President, Treasurer, and Secretary of the Company and Executive accepts such employment.

2. **Responsibilities**. Executive shall be responsible for directing and managing all aspects of the Company's operations, developing and implementing Company goals and objectives, and such other duties and responsibilities as may be reasonably established by the Board of Directors from time to time. Executive shall report directly to the Company's Board of Directors and perform such additional duties required of the President, Treasurer and Secretary in accordance with the Company's Bylaws.

3. **Term of Employment**. The term of this Agreement shall be for a period of five years commencing effective as of August 12, 2013 and running until August 12, 2018. This Agreement shall be renewable for two consecutive two year renewal terms, unless either party shall give the other sixty (60) days prior written notice of termination prior to the expiration of the original or renewal terms.

4. **Compensation and Fringe Benefits**. For the services to be rendered by Executive to Company in any capacity, Company shall pay Executive the following compensation and fringe benefits:

    4.1 **Compensation.** Company shall pay Executive an annualized base salary of $48,000 payable at the rate of $4,000 per month beginning on August 12, 2013, whereby Executive's base shall be reduced by applicable withholding for federal and state income taxes, FICA and other deductions required by law. This base salary may be adjusted annually to reflect the success of the Company and Executive's individual performance. Annually this base salary shall be mutually agreed upon by Company and Executive.

4.2 **Health Insurance.** Company shall provide Executive with individual, spouse and dependant coverage under the Company's group health insurance plan.

4.3 **Retirement Plan**. Executive acknowledges the Company does not have any existing, qualified retirement plan; however, in the event the Company adopts a qualified retirement plan at some time in the future, Executive shall be entitled to participate in that plan on the same basis as all other employees of the Company.

4.4 **Bonuses**. During the term of Executive's employment, Executive may receive bonuses at the discretion of the Board of Directors.

Company shall also pay Executive an annual fiscal year-end bonus equal to three percent (3%) of the Company's total pre-tax earnings for each fiscal year of the Company then ended ("Earnings Bonus"). The Earnings Bonus shall be paid in quarterly installments. Each installment will be computed and paid based on the Company's financial statements for each fiscal quarter year. As soon as the Company's fiscal year end financial statements have been prepared by the Company's independent certified public accountants, Company shall pay Executive the final installment of his annual fiscal year end bonus. In the event Executive has been overpaid his earnings bonus in the previous quarterly installments, at the Company's fiscal year end Executive agrees such overpayment shall be treated as a loan by the Company to Executive, which Executive will promptly repay upon demand by the Company. If Executive's employment is terminated in any year prior to the Company's fiscal year-end, the cash bonus to be paid to Executive under this section shall be prorated on a daily basis to the date of Executive's termination, based on the monthly and year-to-date financial statements for the Company prepared for the period ended at the end of the month of termination.

Executive shall also be entitled to receive such additional bonuses as the Board of Directors may approve at its discretion from time to time.

4.5 **Reimbursement for Expenses**. During the term of his employment, Company shall reimburse Executive for all reasonable and necessary business expenses incurred by him in connection with the performance of his duties under this Agreement, including but not limited to his cell phone, residential phone, fax and computer lines and fees associated with one corporate credit card. Executive shall maintain and submit to the Company reasonable records justifying reimbursement of any and all such expenses. Company reserves the right to withhold reimbursing any expenses until such time as proper documentation and accounting for such expenses are provided to the Company. Executive's reimbursement for business expenses is subject to regular review by the Company's auditors and audit committee.

4.6 **Other Benefits**. Executive shall be entitled to participate in all Other fringe benefit or employee benefit plan adopted by the Company from time to time for the benefit of its employees.

4.7 **Acknowledgment**. Executive acknowledges and understands that Some of the benefits provided herein may be taxable to Executive as additional compensation, and Company will be required to report those items of additional compensation on Executive's IRS Form W-2 at the end of each calendar year.

5. **Severance Payments**. In the event Executive's employment with the Company is terminated by the Company without cause during the term of this Agreement, Executive shall be entitled to a twelve ("12") month severance package, payable in 12 monthly payments equal to Executives base salary at the time of termination of Executive.

6. **Innovations and Ideas**. Executive agrees and acknowledges that new and valuable proprietary concepts, methods, processes, discoveries, innovations, improvements, adaptations, ideas, technology and art work ("Innovations") may be created, developed, originated, conceived or made by Executive, either alone or jointly with others, in the course of his employment by Company. All Innovations shall be deemed "Work Made For Hire" and shall be the property of the Company, which retains all rights to the Innovations, whether or not they are patentable or copyrightable, and whether or not they are shown or described in writing or reduced to practice. All Innovations created, developed, originated, conceived or made by Executive, whether in whole or in part, during the term of this Agreement, whether or not during working hours and whether or not on Company's premises, Executive shall:

a. Maintain written records of all Innovations which the Executive believes have commercial value to the Company, which written records if any shall be Company's property;

b. Promptly and fully disclose and describe all Innovations to the Company;

c. Assign, and Executive hereby does assign, to Company all of his rights to Innovations (including all inventions), to all applications for patents and copyrights in all countries, to all patents and copyrights granted with respect to Innovations (including inventions) and all goodwill attributable thereto; and

d. Acknowledge and deliver promptly to Company, without charge to Company but at the expense of Company, such written instruments and cooperate and do such other acts as may be necessary in the opinion of Company to preserve property rights to such Innovations against forfeiture, abandonment or loss and to obtain patents and copyrights and to vest the entire right and title thereto exclusively in Company.

NEVADA NOTICE: To the extent applicable, the Company hereby notifies Executive that this Agreement does not apply to any inventions for which no equipment, supplies, facility, or trade secrets of the Company is used and that was developed entirely on Executive's own time and (1) which does not relate (a) directly to the Company's business or (b) to the Company's actual or demonstrable anticipated research or development, or (2) which does not result from any work performed by Executive for the Company.

7. **Agreement Not to Compete**. If Executive's employment is terminated for any reason whatsoever, Executive shall not, either individually or with others, directly or indirectly, and during the remaining term of this Agreement (without regard to the then unexercised rights or options to renew the Agreement under Section 3) or for a period of one year following the termination of Executive's employment with Company, whichever is longer, render services as an employee, representative, agent, consultant, independent contractor, owner or shareholder of any company, corporation or other entity, which engages in any business or activity in which Company is engaged at the time of termination of Executive's employment, except for the area of investments and acquisitions that the Company is not involved. For purposes of this Section 8 Company will be deemed engaged in a business or activity at the time Executive's employment with Company is terminated, if the Board of Directors has adopted a formal resolution approving that business or activity, or the Company has made a public announcement of that business or activity, and the Company has made substantial expenditures or commitments to implement, promote or develop that business or activity. The Company and Executive agree that in the event the above covenant against competition shall be construed by any court of competent jurisdiction to be too broad in time or area or both or otherwise, or any portion thereof is held invalid, then to the extent that the same is valid and enforceable, it shall remain in full force and effect. It is agreed that damages for any breach by Executive of this covenant against competition may be inadequate and that Company, or its successor or assigns shall be entitled, in addition to damages, to injunctive and any other relief available at law or in equity.

8. **Termination**. The employment of Executive shall continue for the period set forth in Section 3 hereof, subject to the following:

8.1 **Termination for Cause**. Company may terminate Executive's employment hereunder for cause, effective upon notice in writing to the Executive. "Cause," for purposes of this Agreement, is defined as becoming associated with another company or other business which is in competition with Company, failing to perform the material duties of his employment as described in Section 2 hereof, or other material breach of this Agreement, the conviction or admission of committing a felony, conviction of a fraud, dishonesty against Company, misappropriation of Company's assets, embezzlement, or similar occurrence, and upon the giving of such notice, Executive's employment pursuant to this Agreement shall immediately terminate and Company shall have no further obligation to Executive under this Agreement, except as to obligations hereunder specifically to be performed following termination of his employment.

8.2 Death. Employment shall terminate upon the death of Executive and no additional payments shall be made under the terms of this Agreement after the month in which Executive's death occurs.

8.3 Executive's Right to Terminate. Executive may terminate his employment under this Agreement upon (a) the expiration of its term; or (b) upon the Company's dissolution, liquidation or bankruptcy.

9. Confidentiality.

9.1 Confidential Information. For all purposes of this Agreement, the term "Confidential Information" means information not generally known that is proprietary to or within the unique knowledge of the Company from which it derives economic value (whether or not conceived, originated, discovered, or developed in whole or in part by Executive). Confidential Information includes, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing), all of which Executive agrees constitutes the valuable trade secrets of the Company: research, development, know-how, manufacturing plans and processes, marketing plans and techniques, existing and contemplated products and services, customers and prospective customer names and related information, prices, sales, inventory, personnel, computer programs and related documentation, technical and strategic plans, and finances. Confidential Information also includes any information of the foregoing nature that Company treats as proprietary or designates as Confidential Information, whether or not owned or developed by the Company. INFORMATION PUBLICLY KNOWN THAT IS GENERALLY EMPLOYED BY THE TRADE AT OR AFTER THE TIME EXECUTIVE FIRST LEARNS OF SUCH INFORMATION, OR GENERAL INFORMATION OR KNOWLEDGE THAT EXECUTIVE WOULD HAVE LEARNED IN THE COURSE OF SIMILAR EMPLOYMENT OR WORK ELSEWHERE IN THE TRADCE SHALL NOT BE DEEMED PART OF THE CONFIDENTIAL INFORMATION.

9.2 Preservation of Confidentiality. During any term of this Agreement and at all times thereafter, Executive agrees to receive, maintain, and use Confidential Information in the strictest confidence and, except with the consent of the Board of Directors of Company or as may be necessary for Executive to carry out his duties under this Agreement, not to directly or indirectly reveal, report, publish, disclose, or transfer any Confidential Information to any person, firm, corporation, or other entity or utilize any Confidential Information for his own benefit or intended benefit or for the benefit or intended benefit of any other person, firm, corporation or other entity.



9.3 **Ownership; Return**. Executive acknowledges that all notes, data, reference materials, documents, business plans, Company business and financial records, computer programs, and other materials that in any incorporate, embody, or reflect any of the Confidential Information, whether prepared by him or others, are the exclusive property of the Company, and Executive shall forthwith deliver to the Company all such materials, including all copies or memorializations thereof, in his possession or control whenever requested to do so by the Company, and in any event, upon termination of his employment with the Company.

10. **Notices**. Any and all notices, request, demands, and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered personally or mailed by first class certified or registered mail, return receipt requested, postage prepaid, and addressed to Company at its registered office or principal corporate headquarters and to Executive at the last address provided to Company by Executive as his home or mailing address, or to such other address or person with respect to any party as such party shall notify the other in writing as provided above. All such notices or communications as set forth above shall be effective on the date of deposit in the U.S. mail.

11. **Waiver**. No failure of the part of Company or Executive to exercise, and no delay in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right hereunder by Company or Executive preclude any other or further exercise thereof or the exercise of any other right.

12. **Arbitration**. If the parties are unable to resolve any disputes relating to or arising out of any one or more of the provisions of this Agreement or the employment relationship between Executive and Company, the parties agree to submit all such disputes to arbitration by the American Arbitration Association in Minneapolis, Nevada, and the parties hereby consent to such venue and jurisdiction as proper, appropriate and reasonable. The arbitration decision shall be fully binding on both parties. The prevailing party shall be entitled to recover all costs and expenses of the arbitration proceeding, including reasonable attorneys' fees.

13. **Complete Agreement**. This Agreement contains the entire agreement between the parties with respect to the employment of the Executive and supersedes all prior agreements and understandings between the parties with respect to such employment, whether written or oral.

14. **Amendment.** Neither this Agreement nor any term or provision hereof may be changed, waived, discharged or amended in any manner other than by instrument in writing, signed by the party against which the enforcement of the change, waiver, discharge or amendment is sought.

15. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute but one Agreement.

16. **Assignment.** Executive acknowledges that this Agreement is a personal service contract and may not be assigned by Executive. This Agreement may be assigned by Company to any other third party with the prior consent of executive, which consent shall not be unreasonably withheld. This Agreement shall be binding upon Company, its successors and assigns and upon the Executive, his legal representative, heirs and beneficiaries.

17. **Severability**. The provisions of this Agreement shall be deemed severable, and if any provisions of this Agreement or any portion thereof are held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any remaining portion of such provisions or of this Agreement.

18. **Remedies not Exclusive**. No remedy conferred hereunder is intended to be exclusive and each remedy shall be cumulative and shall be in addition to every other remedy at law or equity. The election of any one or more remedies shall not constitute a waiver or any other remedy.

19. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

20. **Captions and Headings**. Caption and section headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 12th day of August, 2013.

Secure Authenticated Systems, Inc.,

By:

Gerald D. Van Eeckhout,
Chairman of the Board

Executive:

James M. Garlie,
President & CEO

EXHIBIT L

$ 21,574.90

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Evergreen Enterprises LLC ("EEL") at 3913 Mountainside Trail, Evergreen, CO 80439, or at such other place as may be designated by EEL, the sum of Twenty One Thousand Five Hundred Seventy Four and 90/100 ($21,574.90) Dollars consisting of four (4) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $4,074.90 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series D Note - in the amount of $2,000.00 paying ten percent (10%) interest includes conversion rights into 20,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due December 31, 2015.

Series E Note - in the amount of $14,500.00 paying ten percent (10%) interest includes Warrants to purchase 145,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $1,000.00 paying ten percent (10%) interest includes conversion rights into 10,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due January 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note, consisting of and including the Sub-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements

and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A
Secure Authenticated Systems, Inc. - SASI

Evergreen Enterprises LLC | **- Note Paybie -** | **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased:	33,000.00	1,500,000	**0.022**

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	**Due Date**	
4,074.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		**Series D 10% Notes**	**Conversion Price**	**Convertible into**	**Conversion Date**	
31-May	2013	2,000.00	0.10	20,000	31-Dec	2015

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		**Series E 10% Notes**	**Exercise Price**	**Detachable Warrants**	**Due Date**	
	9-Oct	2013	10,000.00	0.10	100,000	31-Dec	2015
	17-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	7-Jul	2014	1,000.00	0.10	10,000	31-Dec	2015
	18-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			15,500.00		155,000		

	Totals	**Totals**	**Average Price**
Total Notes:	21,574.90		
Total accrued interest through the end of this Quarter:	2,318.32		
Total owed:	**23,893.22**		
Total Notes, Conversion rights and Warrants	21,574.90	175,000	
Total invested	**54,574.90**		
Total Shares based on conversion of Notes & exercise of Warrants:		**1,675,000**	
Average price per Share based on conversion of Notes & exercise of Warrants			**0.033**

History

First Quarter 3/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2011 forward 12% Note	1-Jan	1,500.00	0.12	180	366	0.49	91	44.75	1,500.00	
Interest due EEL, 1st Q 2012								44.75		
Total Notes as of March 31, 2012									1,500.00	

Second Quarter 6/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	1,500.00	0.12	180	366	0.49	91	44.75	1,500.00	
Interest due EEL for 2nd Q 2012								44.75		
Total interest due EEL through 6/30/2012								**89.51**		
Total Notes as of June 30, 2012									1,500.00	

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% N 12% Note	1-Jul	1,500.00	0.12	180	366	0.49	92	45.25	1,500.00	
New 12% Note	31-Aug	500.00	0.12	60	366	0.16	30	4.92	2,000.00	
Interest due EEL for 3rd Q 2012								50.16		
Total interest due EEL through 9/30/2012								**139.67**		
Total Notes as of September 30, 2012									2,000.00	

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% N 12% Note	1-Oct	2,000.00	0.12	240	366	0.66	92	60.33	2,000.00	
New 12% Note	6-Nov	59.90	0.12	7	366	0.02	55	1.08	2,059.90	
Interest due EEL for 4th Q 2012								61.41		
Total Interest due EEL through 12/31/2012								201.08		
Total Notes as of December 31, 2012									2,059.90	

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012 forward 12% Note	1-Jan	2,000.00	0.12	240	365	0.66	90	59.18	2,000.00	
New 12% Note	1-Jan	59.90	0.12	7	366	0.02	90	1.77	59.90	
Interest due EEL for 1st Q 2013								60.95		
Total Interest due EEL through 3/31/2013								262.03		
Total Notes as of March 31, 2013									2,059.90	

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	2,000.00	0.12	240	365	0.66	61	40.11	2,000.00	
Cancelled 12% Note	31-May	(2,000.00)							-	
Converted to 10% Note	31-May	2,000.00	0.10	200	365	0.55	30	16.44		2,000.00
1st Q forward 12% Note	1-Apr	59.90	0.12	7	365	0.02	91	1.79	59.90	
Interest due EEL for 2nd Q 2013								58.34		
Total interest due through 6/30/2013								320.37		
Total Notes as of June 30, 2013										2,059.90

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 10% Note	1-Jul	59.90	0.12	7	365	0.02	92	1.81	59.90	
New 12% Note	5-Aug	5,000.00	0.12	600	365	1.64	56	92.05	5,059.90	
New 12% Note	20-Sep	500.00	0.12	60	365	0.16	10	1.64	5,559.90	
New 12% Note	24-Sep	531.94	0.12	64	365	0.17	6	1.05	6,091.84	
2nd Q forward 10% Note	1-Jul	2,000.00	0.10	200	365	0.55	92	50.41		2,000.00
Interest due EEL for 3rd Q 2013								146.97		
Total interest due through 9/30/2013								467.34		
Total Notes as of September 30, 2013										8,091.84

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 10% Note	1-Oct	6,091.84	0.12	731	365	2.00	10	20.03		
Payment on 12% Note	10-Oct	(531.94)								
Balance on 12% Note	10-Oct	5,559.90	0.12	667	365	1.83	82	149.89	5,559.90	
New 12% Note (Firehost)	15-Dec	515.00	0.12	62	365	0.17	16	2.71	6,074.90	
Conversion to Stock	31-Dec	(3,000.00)							3,074.90	
3rd Q forward 10% Note	1-Oct	2,000.00	0.10	200	365	0.55	92	50.41		2,000.00
New 10% Note	9-Oct	10,000.00	0.10	1,000	365	2.74	83	227.40		12,000.00
Interest expense for 4th Q 2013								450.43		
Accrued interest paid in 4th Q	10-Oct	(531.94)	0.12	(64)	365	(0.17)	10	(1.75)		
Remaining interest expense for 4th Q								448.69		
Accrued interest payment from 3rd Q								(1.05)		
Interest due Jerry for 4th Q								447.64		
Total interest due through 12/31/2013								914.97		
Total Notes as of December 31, 2013										15,074.90

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carryforward	1-Jan	3,074.90	0.12	369	365	1.01	90	90.98	3,074.90	
10% Note carryforward	1-Jan	12,000.00	0.10	1,200	365	3.29	90	295.89		12,000.00
New 10% Note	17-Mar	3,000.00	0.10	300	365	0.82	14	11.51		15,000.00
Interest expense for Quarter								398.38		
Total interest due through 3/31/2014								1,313.35		
Total Notes as of March 31, 2014										18,074.90



Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carryforward	1-Apr	3,074.90	0.12	369	365	1.01	91	91.99	3,074.90	
New 10% Note	5-Jun	1,000.00	0.12	120	365	0.33	25	8.22	4,074.90	
10% Note carryforward	1-Apr	15,000.00	0.10	1,500	365	4.11	91	373.97		15,000.00
Interest expense for Quarter								474.19		
Total accrued interest due through the end of this Quarter:								1,787.54		
Total Notes as of the end of this Quarter:										19,074.90

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carryforward	1-Jul	4,074.90	0.12	489	365	1.34	92	123.25	4,074.90	
10% Note carryforward	1-Jul	15,000.00	0.10	1,500	365	4.11	92	378.08		15,000.00
New Series E 10% Note	7-Jul	1,000.00	0.10	100	365	0.27	85	23.29		16,000.00
New Series E 10% Note	18-Aug	500.00	0.10	50	365	0.14	43	5.89		16,500.00
New Series E 10% Note	30-Sep	1,000.00	0.10	100	365	0.27	1	0.27		17,500.00
Interest expense for Quarter								530.79		
Total accrued interest due through the end of this Quarter:								2,318.32		
Total Notes as of the end of this Quarter:										21,574.90

Shares and Notes	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased:	33,000.00	1,500,000	0.022

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	**Due Date**	
4,074.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		**Series D 10% Notes**	**Conversion Price**	**Convertible into**	**Conversion Date**	
31-May	2013	2,000.00	0.10	20,000	31-Dec	2016

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		**Series E 10% Notes**	**Exercise Price**	**Detachable Warrants**	**Due Date**	
	9-Oct	2013	10,000.00	0.10	100,000	31-Dec	2015
	17-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	7-Jul	2014	1,000.00	0.10	10,000	31-Dec	2015
	18-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			15,500.00		155,000		

	Totals	**Totals**	**Average Price**
Total Notes:	21,574.90		
Total accrued interest through the end of this Quarter:	2,318.32		
Total owed:	23,893.22		
Total Notes, Conversion rights and Warrants	21,574.90	175,000	
Total invested	54,574.90		
Total Shares based on conversion of Notes & exercise of Warrants:		1,675,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.033

EXHIBIT M

$ 32,676.90

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Ronald J. Bach ("Bach") at 6625 Dakota Trail, Edina, MN 55439, or at such other place as may be designated by Bach, the sum of Thirty Two Thousand Six Hundred Seventy Six and 90/100 ($32,676.90) Dollars consisting of four (4) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $4,476.90 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series D Note - in the amount of $7,200.00 paying ten percent (10%) interest includes conversion rights into 72,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due December 31, 2015.

Series E Note - in the amount of $20,000.00 paying ten percent (10%) interest includes Warrants to purchase 200,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $1,000.00 paying ten percent (10%) interest includes conversion rights into 10,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due January 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principle balance of this obligation.

This Note, consisting of and including the SUB-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements

and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A

Secure Authenticated Systems, Inc. - SASI

Ronald J. Bach	**- Note Payble -**	**September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased:	28,000.00	1,400,000	0.020

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	**Due Date**	
4,476.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		**Series D 10% Notes**	**Conversion Price**	**Convertible into**	**Conversion Date**	
14-Jun	2011	7,200.00	0.10	72,000	31-Dec	2015

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		**Series E 10% Notes**	**Exercise Price**	**Detachable Warrants**	**Due Date**	
	30-Sep	2013	16,500.00	0.10	165,000	31-Dec	2015
	18-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	14-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			21,000.00		210,000		

	Totals	**Totals**	**Average Price**
Total Notes:	32,676.90		
Accrued interest through September 30, 2014:	4,840.33		
Total owed:	**37,517.23**		
Total Notes, Conversion rights and Warrants	32,676.90	282,000	
Total invested	**60,676.90**		
Total Shares based on conversion of Notes & exercise of Warrants:		**1,682,000**	
Average price per Share based on conversion of Notes & exercise of Warrants			**0.036**

History

Year ending 2009	Date of Transaction	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 12% Note	2-Mar	5,000.00	0.12	600	365	1.64	304	499.73	5,000.00	
Payment	31-Dec	(2,000.00)	0.12	(240)	365	(0.66)	-	-	3,000.00	
Interest due for 2009								**499.73**		
Total Notes as of December 31, 2009									**3,000.00**	

Year ending 2010	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2009 carry forward	1-Jan	3,000.00	0.12	360	365	0.99	365	360.00	3,000.00	
Interest due for 2010								360.00		
Total interest due at end of 2010								**859.73**		
Total Notes at December 31, 2010									**3,000**	

Year ending 2011	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2010 carry forward	1-Jan	3,000.00	0.12	360	365	0.99	365	360.00	3,000.00	
New 12% Note	18-Apr	500.00	0.12	60	365	0.16	258	42.41	3,500.00	
New 12% Note	9-Dec	500.00	0.12	60	365	0.16	22	3.62	4,000.00	
New 12% Note	31-Dec	800.00	0.12	96	365	0.26	-	-	4,800.00	
Interest due for 12% Notes								406.03		
New 10% Note	7-Jan	2,000.00	0.10	200	365	0.55	358	196.16		2,000.00



	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 10% Note	27-Jan	2,000.00	0.10	200	365	0.55	338	185.21		4,000.00
New 10% Note	14-Jun	3,200.00	0.10	320	365	0.88	200	175.34		7,200.00
Interest due for 10% Notes								556.71		
Interest due for 2011 before payments								962.74		
Interest payment	11-Feb	(200.00)						(200.00)		
Interest payment	10-May	(550.00)						(550.00)		
Total interest payments								(750.00)		
Total Interest due at end of 2011								**1,072.47**		
Total 12% Notes									4,800	
Total 10% Notes										7,200.00
Total Notes as of December 31, 2011										**12,000.00**

First Quarter 3/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2011, forward 12% Note	1-Jan	4,800.00	0.12	576	366	1.57	91	143	4,800.00	
Interest payment	14-Mar	(800.00)						(800)	4,800.00	
Interest payment	14-Mar	(24.00)						(24)	4,800.00	
12% Note	26-Mar	250.00	0.12	30	366	0.08	5	0	5,050.00	
2011 carry forward 10% Note	1-Jan	7,200.00	0.10	720	366	1.97	91	179		7,200.00
Interest due for 1st Q 2012								(501)		
Total interest due through 3/31/2012								**571**		
Total 12% Notes									5,050.00	
Total 10% Notes										7,200.00
Total Notes as of March 31, 2012										**12,250.00**

Second Quarter 6/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	5,050.00	0.12	606	366	1.66	79	131	5,050.00	
Interest payment	26-Apr	(600.00)						(600)	5,050.00	
New 12% Note	18-Apr	500.00	0.12	60	366	0.16	61	10	5,550.00	
New 12% Note	13-Jun	1,000.00	0.12	120	366	0.33	5	50	6,550.00	
1st Q carry forward 10% Note	1-Apr	7,200.00	0.10	720	366	1.97	79	155		7,200.00
Interest due for 2nd Q 2012								(254)		
Total interest due through 6/18/2012								317		
Payment on June 18		(1,050.00)								
Payment applied to accrued interest								(317)		
Payment applied to principle		(733.00)							5,817.00	
Balance on 12% Note	19-Jun	5,817.00	0.12	698	366	1.91	11	21	5,817.00	
June 19 forward 10% Note	19-Jun	7,200.00	0.12	864	366	2.36	11	26		
Total interest due through 6/30/2012								**46.95**		
Total 12% Notes									5,817.00	
Total 10% Notes										7,200.00
Total Notes as of June 31, 2012										**13,017.00**

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	5,817.00	0.12	698	366	1.91	92	175	5,817.00	
New 12% Note	16-Jul	400.00	0.12	48	366	0.13	76	10	6,217.00	
New 12% Note	11-Sep	600.00	0.12	72	366	0.20	19	4	6,817.00	
2nd Q forward 10% Note	1-Jul	7,200.00	0.10	720	366	1.97	92	181		7,200.00
Interest due for 3rd Q 2012								370.15		
Total interest due through 8/31/2012								**417.10**		
Total 12% Notes									6,817.00	
Total 10% Notes										7,200.00
Total Notes as of August 31, 2012										**14,017.00**

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	6,817.00	0.12	818	366	2.24	92	206	6,817.00	
New 12% Note	14-Nov	59.90	0.12	7	366	0.02	47	0.92	6,876.90	
New 12% Note	28-Nov	600.00	0.12	72	366	0.20	33	6.49	7,476.90	
3rd Q forward 10% Note	1-Oct	7,200.00	0.10	720	366	1.97	92	181		7,200.00
Interest due for 4th Q 2012								394.03		
Interest payment on October 10, 2012								(600.00)		
Total interest due through 12/31/2012								**211.12**		
Total 12% Notes									7,476.90	
Total 10% Notes										7,200.00
Total Notes as of December 31, 2012										**14,676.90**

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012, forward 12% Note	1-Jan	7,476.90	0.12	897	365	2.46	90	221.23	7,476.90	
2012 forward 10% Note	1-Jan	7,200.00	0.10	720	365	1.97	90	177.53		7,200.00
Interest due for 1st Q 2013								398.77		
Total interest due through 3/31/2013								**609.89**		
Total 12% Notes									7,476.90	
Total 10% Notes										7,200.00
Total Notes as of March 31, 2013										**14,676.90**

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	7,476.90	0.12	897	365	2.46	91	223.69	7,476.90	
1st Q forward 10% Note	1-Apr	7,200.00	0.10	720	365	1.97	91	179.51		7,200.00
Interest due for 2nd Q 2013								403.20		
Total interest due through 6/30/2013								**1,013.09**		
Total 12% Notes									7,476.90	
Total 10% Notes										7,200.00
Total Notes as of June 30, 2013										**14,676.90**

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	7,476.90	0.12	897	365	2.46	92	226.15	7,476.90	
2nd Q forward 10% Note	1-Jul	7,200.00	0.10	720	365	1.97	92	181.48		7,200.00
New 10% Note	20-Jul	5,000.00	0.10	500	365	1.37	72	98.63		12,200.00
New 10% Note	31-Jul	5,000.00	0.10	500	365	1.37	61	83.56		17,200.00
New 10% Note	12-Aug	5,000.00	0.10	500	365	1.37	49	67.12		22,200.00
New 10% Note	9-Sep	500.00	0.10	50	365	0.14	21	2.88		22,700.00
New 10% Note	27-Sep	1,000.00	0.10	100	365	0.27	3	0.82		23,700.00
Interest due for 3rd Q 2013								660.64		
Total interest due through 9/30/2013								**1,673.74**		
Total 12% Notes									7,476.90	
Total 10% Notes										23,700.00
Total Notes as of September 30, 2013										**31,176.90**

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	7,476.90	0.12	897	365	2.46	92	226.15	7,476.90	
Conversion to Stock	31-Dec	(3,000.00)							4,476.90	
3rd Q forward 10% Note	1-Oct	23,700.00	0.10	2,370	365	6.49	92	597.37		23,700.00
Interest due for 4th Q 2013								823.52		
Total interest due through 12/31/2013								**2,497.26**		
Total 12% Notes									4,476.90	
Total 10% Notes										23,700.00
Total Notes as of December 31, 2013										**28,176.90**

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jan	4,476.90	0.12	537	365	1.47	90	132.47	4,476.90	
10% Note carry forward	1-Jan	23,700.00	0.10	2,370	365	6.49	90	584.38		23,700.00
New 10% Note	17-Mar	3,000.00	0.10	300	365	0.82	14	11.51		26,700.00
Interest due for Quarter								728.36		
Total interest due through 3/31/2014								**3,225.61**		
Total 12% Notes									4,476.90	
Total 10% Notes										26,700.00
Total Notes as of March 31, 2014										**31,176.90**

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Apr	4,476.90	0.12	537	365	1.47	91	133.94	4,476.90	
10% Note carry forward	1-Apr	26,700.00	0.10	2,670	365	7.32	91	665.67		26,700.00
Interest due for Quarter								799.61		
Total interest due through 6/30/2014								**4,025.22**		
Total 12% Notes									4,476.90	
Total 10% Notes										26,700.00
Total Notes as of June 30, 2014										**31,176.90**

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Interest Per day	Days	Adjusted Interest	12% Notes	10% Notes
12% Note carry forward	1-Jul	4,476.90	0.12	537	365	1.47	92	135.41	4,476.90	
10% Note carry forward	1-Jul	26,700.00	0.10	2,670	365	7.32	92	672.99		
New Series E 10% Note	14-Aug	500.00	0.10	50	365	0.14	47	6.44		27,200.00
New Series E 10% Note	30-Sep	1,000.00	0.10	100	365	0.27	1	0.27		28,200.00
Interest due for Quarter								815.11		
Total interest due through 9/30/2014								4,840.33		
Total 12% Notes									4,476.90	
Total 10% Notes										28,200.00
Total Notes as of September 30, 2014										32,676.90

Shares and Notes	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares & cost	28,000.00	1,400,000	0.020

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes
4,476.90

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Date of Loan		**Series D 10% Notes**	**Conversion Price**	**Convertible into**	**Conversion Date**	
14-Jun	2011	7,200.00	0.10	72,000	31-Dec	2015

Series E Note - **Notes paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		**Series E 10% Notes**	**Exercise Price**	**Detachable Warrants**	**Due Date**	
	30-Sep	2013	16,500.00	0.10	165,000	31-Dec	2015
	17-Mar	2014	3,000.00	0.10	30,000	31-Dec	2015
	14-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Convertible at $0.10 per Share:	30-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			21,000.00		210,000		

	Totals	**Totals**	**Average Price**
Total Notes:	32,676.90		
Accrued interest through September 30, 2014:	4,840.33		
Total owed:	37,517.23		
Total Notes, Conversion rights and Warrants	32,676.90	282,000	
Total invested	60,676.90		
Total Shares based on conversion of Notes & exercise of Warrants:		1,682,000	
Average price per Share based on conversion of Notes & exercise of Warrants			0.036

Plus a personal loan to Jim Garlie on June 28, 2014 for $500

EXHIBIT N

$ 4,339.90

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Steven B. Roth ("Roth") at 2405 Kensington Way, Harrisburg, PA 17112, or at such other place as may be designated by Roth, the sum of Four Thousand Three Hundred Thirty Nine and 90/100 ($4,339.90) Dollars consisting of three (3) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $1,939.90 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due June 14, 2015.

Series D Note - in the amount of $1,900.00 paying ten percent (10%) interest and includes Warrants to purchase 19,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $500.00 paying ten percent (10%) interest includes Warrants to purchase 50,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note, consisting of and including the Sub-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.



The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A

Secure Authenticated Systems, Inc. - SASI

Steven B. Roth | **- Note Paybie -** | **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:	Dollars Invested	Number of Shares	Average Price
Shares purchased:	5,000.00	500,000.00	0.010

Series A Note - Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:

Series A 12% Notes	Due Date	
1,939.90	14-Jun	2015

Series D Note - Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share

Series D 10% Notes	Conversion Price	Convertible into	Conversion Date	
1,900.00	0.10	19,000	31-Dec	2015

Series E Note - Note paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	25-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Total Series E Notes and Warrants:			500.00		5,000		

	Totals	Totals	Average Price
Total Notes:	4,339.90		
Total accrued interest through the end of this Quarter:	1,030.16		
Total owed:	5,370.06		
Total Notes, Conversion rights and Warrants:	4,339.90	24,000	
Total invested:	9,339.90		
Total Shares based on conversion of Notes & exercise of Warrants:		524,000	
Average price per Share based on conversion of Notes & exercise of Warrants:			0.018

History

Year ending 2011	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
New 10% note	7-Mar	900	0.10	90	365	0.25	299	73.73		900
New 10% note	19-Sep	1000	0.10	100	365	0.27	103	28.22		1,900
Interest due Steve, 2011								101.95		
Total 10% Notes										1,900.00
Total Notes as of December 31, 2011										1,900.00

First Quarter 3/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2011, forward 10% Note	1-Jan	1,900.00	0.10	190	366	0.52	91	47.24		1,900.00
New 12% note	30-Mar	250.00	0.12	30	366	0.08	1	0.08	250.00	
Interest due for 1st Q								47.32		
Total interest due through 3/31/2012								149.27		
Total 12% Notes									250.00	
Total 10% Notes										1,900.00
Total Notes as of March 31, 2012										2,150.00



Second Quarter 6/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	250.00	0.12	30	366	0.08	91	7.46	250.00	
New 12% note	20-Apr	400.00	0.12	48	366	0.13	71	9.31	650.00	
1st Q forward 10% Note	1-Apr	1,900.00	0.10	190	366	0.52	91	47.24		1,900.00
Interest due for 2nd Q								64.01		
Total interest due through 6/30/2012								213.28		
Total 12% Notes									650.00	
Total 10% Notes										1,900.00
Total Notes as of June 30, 2012										2,550.00

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	650.00	0.12	78	366	0.21	92	19.61	650.00	
New 12% note	29-Aug	365.00	0.12	44	366	0.12	55	6.58	1,015.00	
2nd Q forward 10% Note	1-Jul	1,900.00	0.10	190	366	0.52	92	47.76		1,900.00
Interest due for 3rd Q								73.95		
Total interest due through 9/30/2012								287.23		
Total 12% Notes									1,015	
Total 10% Notes										1,900.00
Total Notes as of September 30, 2012										2,915

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	1,015.00	0.12	122	366	0.33	92	30.62	1,015.00	
New 12% note	6-Nov	59.90	0.12	7	366	0.02	55	1.08	1,074.90	
New 12% note	26-Nov	365.00	0.12	44	366	0.12	35	4.19	1,439.90	
3rd Q forward 10% Note	1-Oct	1,900.00	0.10	190	366	0.52	92	47.76		1,900.00
Interest due for 4th Q								83.64		
Total interest due through 12/31/2012								370.87		
Total 12% Notes									1,439.90	
Total 10% Notes										1,900.00
Total Notes as of December 31, 2012										3,339.90

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2012, forward 12% Note	1-Jan	1,439.90	0.12	173	365	0.47	90	42.61	1,439.90	
2012 forward 10% Note	1-Jan	1,900.00	0.10	190	365	0.52	90	46.85		1,900.00
Interest due for 1st Q								89.45		
Total interest due through 3/31/2013								460.33		
Total 12% Notes									1,440	
Total 10% Notes										1,900.00
Total Notes as of March 31, 2013										3,339.90

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
1st Q forward 12% Note	1-Apr	1,439.90	0.12	173	365	0.47	91	43.08	1,439.90	
1st Q forward 10% Note	1-Apr	1,900.00	0.10	190	365	0.52	91	47.37		1,900.00
Interest due for 2nd Q								90.45		
Total interest due through 6/30/2013								550.77		
Total 12% Notes									1,439.90	
Total 10% Notes										1,900.00
Total Notes as of June 30, 2013										3,339.90

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
2nd Q forward 12% Note	1-Jul	1,439.90	0.12	173	365	0.47	92	43.55	1,439.90	
2nd Q forward 10% Note	1-Jul	1,900.00	0.10	190	365	0.52	92	47.89		1,900.00
Interest due for 3rd Q								91.44		
Total interest due through 9/30/2013								642.22		
Total 12% Notes									1,439.90	
Total 10% Notes										1,900.00
Total Notes as of September 30, 2013										3,339.90

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
3rd Q forward 12% Note	1-Oct	1,439.90	0.12	173	365	0.47	92	43.56	1,439.90	
3rd Q forward 10% Note	1-Oct	1,900.00	0.10	190	365	0.52	92	47.89		1,900.00
Interest due for 4th Q								91.44		
Total interest due through 12/31/2013								733.66		
Total 12% Notes									1,439.90	
Total 10% Notes										1,900.00
Total Notes as of December 31, 2013										3,339.90

First Quarter 3/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Jan	1,439.90	0.12	173	365	0.47	90	42.61	1,439.90	
Series D 10% Note	1-Jan	1,900.00	0.10	190	365	0.52	90	46.85		1,900.00
Interest due for Quarter								89.45		
Total interest due through 3/31/2014								823.11		
Total 12% Notes									1,439.90	
Total 10% Notes										1,900.00
Total Notes as of March 31, 2014										3,339.90

Second Quarter 6/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Apr	1,439.90	0.12	173	365	0.47	91	43.08	1,439.90	
New Series A 12% Note	30-May	500.00	0.12	60	365	0.16	31	5.10	1,939.90	
Series D 10% Note	1-Apr	1,900.00	0.10	190	365	0.52	91	47.37		1,900.00
Interest due for Quarter								95.54		
Total accrued interest due through the end of this Quarter:								918.66		
Total 12% Notes									1,939.90	
Total 10% Notes										1,900.00
Total Notes as of the end of this Quarter:										3,839.90

Third Quarter 9/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A 12% Note	1-Jul	1,939.90	0.12	233	365	0.64	92	58.68	1,939.90	
Series D 10% Note	1-Jul	1,900.00	0.10	190	365	0.52	92	47.89		1,900.00
New Series E 10% Note	25-Aug	500.00	0.10	50	365	0.14	36	4.93		2,400.00
Interest due for Quarter								111.50		
Total accrued interest due through the end of this Quarter:								1,030.16		
Total 12% Notes									1,939.90	
Total 10% Notes										2,400.00
Total Notes as of the end of this Quarter:										4,339.90

Shares and Notes	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased (50,000 Shares for Services & 450,000 for cash):	5,000.00	500,000	**0.010**

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	**Due Date**	
1,939.90	14-Jun	2015

Series D Note - **Note paying ten percent (10%) interest, convertible at ten cents ($.10) per Share**

Series D 10% Notes	**Conversion Price**	**Convertible into**	**Conversion Date**	
1,900.00	0.10	19,000	31-Dec	2015

Series E Note - **Note paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**



	Date of Loan		Series E 10% Notes	Exer cise Price	Detachable Warrants	Due Date	
	25-Aug	2014	500.00	0.10	5,000	31-Dec	2015
Total Series E Notes and Warrants:			500.00		5,000		

	Totals	Totals	Average Price
Total Notes:	4,339.90		
Accrued interest through September 30, 2014:	1,030.16		
Total owed:	5,370.06		
Total Notes, Conversion rights and Warrants:	4,339.90	24,000	
Total invested:	9,339.90		
Total Shares based on conversion of Notes & exercise of Warrants:		524,000	
Average price per Share based on conversion of Notes & exercise of Warrants:			0.018

EXHIBIT O

$ 28,079.85

Las Vegas, Nevada
September 30, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Secure Authenticated Systems, Inc. ("SASI") at 3655 W. Tropicana Ave., Suite 3044, Las Vegas, NV 89103 promises to pay to the order of Robert L. & Janice M. Halverson ("Halverson") at 1371 Hillcrest Dr. Unit 303, Anchorage, AK 99503, or at such other place as may be designated by Halverson, the sum of Twenty Eight Thousand Seventy Nine and 85/100 ($28,079.85) Dollars consisting of four (4) "Sub-Notes" which are shown in "Appendix A" and further defined in this Agreement, together with interest which has been accruing as of the date the loans were made. The following is the list of Sub-Notes:

Series A Note - in the amount of $1,079.85 paying twelve percent (12%) interest does not include conversion rights or Warrants and is due September 30, 2014.

Series B Note - in the amount of $10,000.00 paying ten percent (12%) interest includes Warrants to purchase 100,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $16,000.00 paying ten percent (10%) interest includes Warrants to purchase 200,000 Shares of SASI's common stock at ten cents ($.10) per Share by December 31, 2015, and is due December 31, 2015.

Series E Note - in the amount of $1,000.00 paying ten percent (10%) interest includes conversion rights into 10,000 Shares of SASI's common stock at ten cents ($.10) per Share and is due January 31, 2015.

Payments shall be made in full, together with accrued interest, on or before the respective due dates. Payments shall be applied first to accrued interest, and the remainder to the principal balance of this obligation.

This Note, consisting of and including the Sub-Notes, is secured by the assets of SASI.

If default be made in the payment of any sum due hereunder or in the performance of any of the terms, covenants, or conditions of this Note, then, or at any time thereafter, at the option of the holder hereof, said principal sum or so much thereof as shall remain unpaid, shall become due and payable without notice and shall accrue interest at the maximum legally permissible rate. The failure of the holder to exercise this option or any other right to which the holder may be entitled shall not constitute a waiver of the right to exercise such option or any other right in the event of any subsequent default.

Should it become necessary in the opinion of the holder hereof to employ counsel to collect or enforce this Note or to protect the security for the same, the undersigned agrees to pay, to the extent permitted by applicable law, all costs, charges, disbursements

and reasonable attorneys' fees incurred by the holders in collecting or enforcing payment thereof or in protecting the same.

The undersigned and all persons liable hereon or liable for the payment of this Note waive presentment for payment, demand, protest and notice of demand, protest and non-payment, and consent to any and all renewals, extensions or modifications which might be made by the holder hereof as to the line of payment of this note from time to time, and further agree that the security for this Note or any portion thereof may from time to time be modified or released in whole or in part without affecting the liability of any party liable for the payment of this Note.

Secure Authenticated Systems, Inc.

James M. Garlie, President

Appendix A

Secure Authenticated Systems, Inc. - SASI

Robert L. & Janice M. Halverson **- Note Payble -** **September 30, 2014**

Shares, Notes, Options, Warrants, Rights & Accrued interest:	Dollars Invested	Number of Shares	Average Price
Shares purchased:	72,500.00	2,530,000	0.029

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A 12% Notes	Due Date	
1,079.85	14-Jun	2015

Series B Note - **Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		Series B Dollars Invested	Exer cise Price	Warrants	Due Date	
30-Sep	2012	10,000.00	0.10	100,000	31-Dec	2015

Series E Note - **Note paying ten percent (10%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		Series E 10% Notes	Exer cise Price	Detachable Warrants	Due Date	
	12-Dec	2013	2,500.00	0.10	25,000	31-Dec	2015
	13-Feb	2014	1,000.00	0.10	10,000	31-Dec	2015
	5-Mar	2014	2,500.00	0.10	25,000	31-Dec	2015
	1-Apr	2014	1,000.00	0.10	10,000	31-Dec	2015
	9-Apr	2014	1,500.00	0.10	15,000	31-Dec	2015
	23-Apr	2014	5,000.00	0.10	50,000	31-Dec	2015
	7-Aug	2014	1,000.00	0.10	10,000	31-Dec	2015
	15-Aug	2014	500.00	0.10	5,000	31-Dec	2015
	18-Sep	2014	1,000.00	0.10	10,000	31-Dec	2015
Convertible at $0.10 per Share:	29-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			17,000.00		170,000		

	Totals	Totals	Average Price
Total Notes:	28,079.85		
Total accrued interest:	3,405.19		
Total owed:	**31,485.04**		
Total Notes, Conversion rights and Warrants:	28,079.85	270,000	
Total invested:	**100,579.85**		
Total Shares based on conversion of Notes & exercise of Warrants:		**2,800,000**	
Average price per Share based on conversion of Notes & exercise of Warrants:			**0.036**

History

Third Quarter 9/30/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
New Series B 12% note	31-Aug	10,000.00	0.12	1,200	366	3.28	1	3.28	10,000	
Interest due for 3rd Q								3.28		
Total interest due through 9/30/2012								**3.28**		
Total Notes as of September 30, 2012									10,000	

Fourth Quarter 12/31/2012	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series B 3rd Q forward 12% Note	1-Oct	10,000.00	0.12	1,200	366	3.28	92	301.64	10,000.00	
New Series A 12% Note	6-Nov	79.85	0.12	10	366	0.03	55	1.44	79.85	
Interest due for 4th Q								303.08		
Total interest due through 12/31/2012								**306.36**		
Total Series A 12% Notes									79.85	
Total Series B 12% Notes									10,000	
Total Notes as of December 31, 2012									10,079.85	

First Quarter 3/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Jan	79.85	0.12	10	365	0.03	90	2.36	79.85	
Series B forward 12% Note	1-Jan	10,000.00	0.12	1,200	365	3.29	90	295.89	10,000.00	
Interest due for 1st Q								298.25		
Total interest due through 3/31/2013								**604.61**		
Total Series A 12% Notes									79.85	
Total Series B 12% Notes									10,000.00	
Total Notes as of March 31, 2013									10,079.85	

Second Quarter 6/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Apr	79.85	0.12	10	365	0.03	91	2.39	79.85	
New Series A 12% Note	10-May	5,000	0.12	600	365	1.64	51	83.84	5,079.85	
Series B forward 12% Note		10,000.00	0.12	1,200	365	3.29	91	299.18	10,000.00	
Interest due for 2nd Q								385.40		
Total interest due through 6/30/2013								**990.01**		
Total Series A 12% Notes									5,079.85	
Total Series B 12% Notes									10,000.00	
Total Notes as of June 30, 2013									15,079.85	

Third Quarter 9/30/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Jul	5,079.85	0.12	610	365	1.67	8	13.36	5,079.85	
Conversation to stock	8-Jul	(5,000.00)								
Balance on Series A Note		79.85	0.12	10	365	0.03	84	2.21	79.85	
Series B forward 12% Note	1-Jul	10,000.00	0.12	1,200	365	3.29	92	302.47	10,000.00	
Interest due for 3rd Q								318.03		
Total interest due through 9/30/2013								**1,308.05**		
Total Series A 12% Notes									79.85	
Total Series B 12% Notes									10,000.00	
Total Notes as of September 30, 2013									10,079.85	

Fourth Quarter 12/31/2013	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Oct	79.85	0.12	10	365	0.03	92	2.42	79.85	
New Series A 12% Note	7-Oct	1,000.00	0.12	120	365	0.33	85	27.95	1,079.85	
Series B forward 12% Note	1-Oct	10,000.00	0.12	1,200	365	3.29	92	302.47	10,000.00	
New Note	12-Dec	2,500.00	0.10	250	365	0.68	19	13.01		2,500
Interest due for 4th Q								345.84		
Total interest due through 12/31/2013								**1,653.89**		
Total Series A 12% Notes									1,079.85	
Total Series B 12% Notes									10,000.00	
Total Series E 10% Notes										2,500
Total Notes as of December 31, 2013									13,579.85	

First Quarter 03/31/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Jan	1,079.85	0.12	130	365	0.36	90	31.95	1,079.85	
Series B forward 12% Note	1-Jan	10,000.00	0.12	1,200	365	3.29	90	295.89	10,000.00	
Series E 10% Note	1-Jan	2,500.00	0.10	250	365	0.68	90	61.64		2,500
New Series E Note	13-Feb	1,000.00	0.10	100	365	0.27	47	12.88		3,500
New Series E Note	5-Mar	2,500.00	0.10	250	365	0.68	26	17.81		6,000
Interest due for Quarter								420.17		
Total interest due through 3/31/2014								**2,074.06**		
Total Series A 12% Notes									1,079.85	
Total Series B 12% Notes									10,000.00	
Total Series E 10% Notes										6,000
Total Notes as of March 31, 2014									17,079.85	

Second Quarter 06/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Apr	1,079.85	0.12	130	365	0.36	91	32.31	1,079.85	
Series B forward 12% Note	1-Apr	10,000.00	0.12	1,200	365	3.29	91	299.18	10,000.00	
Series E 10% Notes	1-Apr	6,000.00	0.10	600	365	1.64	91	149.59		6,000
New Series E Note	1-Apr	1,000.00	0.10	100	365	0.27	91	24.93		7,000
New Series E Note	9-Apr	1,500.00	0.10	150	365	0.41	82	33.70		8,500
New Series E Note	23-Apr	5,000.00	0.10	500	365	1.37	68	93.15		13,500
Interest due for Quarter								632.85		
Total interest due through 6/30/2014								**2,706.91**		
Total Series A 12% Notes									1,079.85	
Total Series B 12% Notes									10,000.00	
Total Series E 10% Notes										13,500
Total Notes as of June 30, 2014									24,579.85	

Third Quarter 09/30/2014	Date of Trans	Credit or Debit	Interest Rate	One year	Days	Per day	Days	Adjusted Interest	12% Notes	10% Notes
Series A forward 12% Note	1-Jul	1,079.85	0.12	130	365	0.36	92	32.66	1,079.85	
Series B forward 12% Note	1-Jul	10,000.00	0.12	1,200	365	3.29	92	302.47	10,000.00	
Series E forward10% Notes	1-Jul	13,500.00	0.10	1,350	365	3.70	92	340.27		13,500
New Series E Note 10% Note	7-Aug	1,000.00	0.10	100	365	0.27	54	14.79		14,500
New Series E Note 10% Note	15-Aug	500.00	0.10	50	365	0.14	31	4.25		15,000
New Series E Note 10% Note	18-Sep	1,000.00	0.10	100	365	0.27	12	3.29		16,000
New Series E Note 10% Note	29-Sep	1,000.00	0.10	100	365	0.27	2	0.55		17,000
Interest due for Quarter								698.28		
Total interest due through 9/30/2014								**3,405.19**		
Total Series A 12% Notes									1,079.85	
Total Series B 12% Notes									10,000.00	
Total Series E 10% Notes										17,000
Total Notes as of September 30, 2014									28,079.85	

Shares and Notes	**Dollars Invested**	**Number of Shares**	**Average Price**
Shares purchased:	72,500.00	2,530,000	0.029

Series A Note - **Note paying twelve percent (12%) interest with no Warrants, Options or Conversion rights:**

Series A Dollars Invested	**Due Date**	
1,079.85	14-Jun	2015

Series B Note - **Note paying twelve percent (12%) interest with detachable Warrants exercisable at ten cents ($.10) per Share:**

Date of Loan		Series B Dollars Invested	Exercise Price	Warrants	Due Date	
30-Sep	2012	10,000.00	0.10	100,000	31-Dec	2015

Series E Note - **Note paying ten percent (10%) interest with three year detachable Warrants exercisable at ten cents ($.10) per Share:**

	Date of Loan		Series E 10% Notes	Exercise Price	Detachable Warrants	Due Date	
	12-Dec	2013	2,500.00	0.10	25,000	31-Dec	2015
	13-Feb	2014	1,000.00	0.10	10,000	31-Dec	2015
	5-Mar	2014	2,500.00	0.10	25,000	31-Dec	2015
	1-Apr	2014	1,000.00	0.10	10,000	31-Dec	2015
	9-Apr	2014	1,500.00	0.10	15,000	31-Dec	2015
	23-Apr	2014	5,000.00	0.10	50,000	31-Dec	2015
	7-Aug	2014	1,000.00	0.10	10,000	31-Dec	2015
	15-Aug	2014	500.00	0.10	5,000	31-Dec	2015
	18-Sep	2014	1,000.00	0.10	10,000	31-Dec	2015
Convertible at $0.10 per Share:	29-Sep	2014	1,000.00	0.10	10,000	31-Jan	2015
Total Series E Notes and Warrants:			17,000.00		170,000		

	Totals	Totals	Average Price
Total Notes:	28,079.85		
Total accrued interest:	3,405.19		
Total owed:	**31,485.04**		
Total Notes, Conversion rights and Warrants:	28,079.85	270,000	
Total invested:	**100,579.85**		
Total Shares based on conversion of Notes & exercise of Warrants:		**2,800,000**	
Average price per Share based on conversion of Notes & exercise of Warrants:			**0.036**